Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PurposeEnergy, Inc.
400 Avenue D, Suite 30
Williston, VT 05495
http://purposeenergy.com

Up to $1,069,998.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PurposeEnergy, Inc.
Address: 400 Avenue D, Suite 30, Williston, VT 05495
State of Incorporation: DE
Date Incorporated: June 26, 2007

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,069,998.00 | 534,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**All perks occur when the offering is completed*

The Company and its Business

Company Overview

PurposeEnergy, Inc. ("PurposeEnergy" or the "Company") was formed on June 26, 2007, as a Delaware C-Corp. The Company has developed proprietary anaerobic digestion technology that is patented in several major industrialized countries around the world. This technology provides a competitive advantage for remediating industrial organic waste, which includes but is not limited to residuals generated from food and beverage, nutraceutical, pharmaceutical, and petrochemical manufacturing. The patented remediation process generates renewable methane, or biogas, which is a carbon-neutral substitute for natural gas.

Value is created by reducing the cost of byproduct remediation for our customers. Revenue is generated at operating plants through "tipping fees" charged for remediating waste and for monetizing the renewable energy that is produced.

In addition to revenue that is generated by operating plants, PurposeEnergy performs paid engineering studies called BLiTZ(TM) Feasibility Studies for customer prospects who would like to understand the economic feasibility of installing anaerobic pretreatment at their facility. PurposeEnergy also generates revenue by selling anaerobic digester facilities to customers who desire to finance and own the facilities themselves.

The Company has built and commissioned six projects in the United States and the seventh project is currently under construction in Taiwan.

Currently, the Company is developing three new projects that are in the final stages of permitting. A regulation CF crowdfunding campaign in 2022 will provide operating capital to grow the team as the new facilities are under construction.

Subsidiaries and Related Entities

PurposeEnergy Finance, LLC is a wholly-owned subsidiary of PurposeEnergy, Inc. PurposeEnergy Finance was created to provide capital leases to customers who would like to finance an installation.

PurposeEnergy Development, LLC is a partnership between PurposeEnergy, Inc. (99.75%) and Leyline Renewable Capital (0.25%). Leyline provides development capital to PurposeEnergy that is used for permitting, contracting, and engineering during the early development stages of projects.

Middlebury Resource Recovery Center, LLC; PurposeEnergy - St. Albans, LLC; and PurposeEnergy - Enosburg Falls, LLC are wholly owned by PurposeEnergy Development, LLC. Each of these "special purpose entity" (aka SPV) companies were created to develop specific projects. The SPVs own the contracts, permits, and site control for the projects.

The structure PurposeEnergy uses to finance the construction and permanent debt for an SPV requires additional entities between PurposeEnergy Development and the LLC. MRRC Guarantor, LLC and MRRC Equity, LLC have been created for the Middlebury Resource Recovery Center, LLC SPV, and they will be inserted into the stack upon financial close.

All of PurposeEnergy's subsidiaries are Delaware LLCs and PurposeEnergy's CEO Eric Fitch is the manager of each of them.

PurposeEnergy's Tribrid-Bioreactor(TM) anaerobic digester was awarded US patent 7,727,395 on June 1, 2010. Japan issued patent 5298193 on June 21, 2013. Europe issued patent 2323954 on January 5, 2019 and this patent has been registered in Germany, France, and Ireland. The People's Republic of China granted patent CN 102105409 on April 22, 2015. Mexico issued patent 296700 on March 5, 2012. United States patent 6982035 was granted to Dr. David O'Keefe on January 3, 2006. This patent has been exclusively licensed to PurposeEnergy, Inc.

PurposeEnergy(TM), Fleaf(TM), Tribrid-Bioreactor(TM), and metaDigester(TM) are unregistered trademarks of PurposeEnergy, Inc.

Active Litigation

Dispute with ICC Turnkey. In 2016, PurposeEnergy was contracted to deliver a turnkey wastewater treatment and reclamation system for a proposed new brewery. Subsequently, the owner hired ICC Turnkey to design-build the entire brewery campus, including the wastewater system. PurposeEnergy assigned its contract to ICC and concurrently became a subcontractor to ICC. In this arrangement, ICC paid PurposeEnergy for delivery of certain milestones and PurposeEnergy paid ICC for delivery of certain milestones. In 2021 ICC filed a complaint alleging payments made by the owner to PurposeEnergy in 2016 should be delivered to ICC. This dispute is currently in settlement discussions. The disputed amount is $180,970.50.

Competitors and Industry

The global food waste management market was estimated to be $36B in 2020. The market is projected to grow at a compound annual growth rate (CAGR) of 5.8% and is predicted to reach approximately $56B by 2028. Growth has been spurred by emerging legislation that prohibits landfilling of organic materials. The food waste management process category is dominated by anaerobic digestion with a 45% market share. North America represents 40% of the global food waste management market.*

*Source: Fior Markets **Global Food Waste Management Market,** report ID 419485, June 2021

The Company has several major competitors in the food waste anaerobic process market. Some of the top competitors in our industry include: Suez, Anaergia, and Evoqua. These are all large multinational conglomerates with business models that entail large, centralized anaerobic digester facilities. Substrates are trucked to these centralized facilities from far-away waste producers.

PurposeEnergy differentiates itself by developing facilities that are co-located with large waste producers and/or within industrial parks that are home to multiple waste producers. Being proximate to the waste producers allows PurposeEnergy to pump the waste as opposed to the costly and logistically challenging alternative of trucking the waste. This improves the investment opportunity of each facility and allows PurposeEnergy to develop projects that address a broader spectrum of the market than the competition.

Current Stage and Roadmap

The Company's Tribrid-Bioreactor(TM) anaerobic digester has been deployed in two configurations. The metaDigester(TM) configuration is suitable for small waste producers that require up to 100,000 gallons of bioreactor volume. The metaDigester uses cascading welded tanks and to date has been installed at two breweries and a nutraceutical manufacturing plant. The magnumDigester(TM) configuration, which uses bolted or concrete tanks, is better suited for installations that are larger than 100,000 gallons. The magnumDigester has been installed at three breweries, one of which receives merchant waste from regional food and beverage manufacturers. A fourth magnumDigester is currently under construction in Taiwan. The portable mobiDigester(TM) configuration has been designed but has never been sold. All three configurations employ PurposeEnergy's patented, multistage bioreactor design.

The Company's efforts for the next few years will be focused on developing additional facilities that PurposeEnergy will own and operate (as opposed to selling bioreactors to customers). Owning and operating facilities will generate long-term, recurring revenue and EBITDA that will increase PurposeEnergy's enterprise value. Currently, PurposeEnergy has three new projects permitted. One is fully engineered and shovel-ready. The other two are expected to be shovel-ready in 2022.

The Team

Officers and Directors

Name: Eric Fitch

Eric Fitch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Treasurer, Secretary, and Director
  Dates of Service: June 26, 2007 - Present
  Responsibilities: Execute the board's plan. Salary is $150,000 a year.

- **Position:** Manager
  Dates of Service: December 14, 2020 - Present
  Responsibilities: Managing Member of PurposeEnergy Development, LLC

- **Position:** Manager
  Dates of Service: June 29, 2018 - Present
  Responsibilities: Managing Member of PurposeEnergy Finance, LLC

- **Position:** Manager
  Dates of Service: June 21, 2018 - Present
  Responsibilities: Managing Member of Middlebury Resource Recovery Center, LLC

- **Position:** Manager
  Dates of Service: June 19, 2017 - Present
  Responsibilities: Managing Member of PurposeEnergy - St. Albans, LLC

- **Position:** Manager
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Managing Member of PurposeEnergy - Enosburg Falls, LLC

- **Position:** Manager
  Dates of Service: March 22, 2021 - Present
  Responsibilities: Managing Member of MRRC Equity, LLC

- **Position:** Manager
  Dates of Service: March 22, 2021 - Present
  Responsibilities: Managing Member of MRRC Guarantor, LLC

Other business experience in the past three years:

- **Employer:** 484 Phi Alpha Foundation
  Title: Director
  Dates of Service: August 01, 2001 - Present
  Responsibilities: Director of the board

Name: John F. Keane, Jr.

John F. Keane, Jr.'s current primary role is with King Hill Capital, LLC. John F. Keane, Jr. currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 16, 2008 - Present
  Responsibilities: Director of the board. Not a paid position.

Other business experience in the past three years:

- **Employer:** King Hill Capital, LLC
  Title: Director
  Dates of Service: February 01, 2007 - Present
  Responsibilities: Director of the board/private investor

Name: Michael C. Sununu

Michael C. Sununu's current primary role is with Sununu Enterprises LLC. Michael C.

Sununu currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March 01, 2012 - Present
  Responsibilities: Director of the board. Not a paid position.

Other business experience in the past three years:

- **Employer:** Sununu Enterprises LLC
  Title: Managing Director
  Dates of Service: January 01, 1999 - Present
  Responsibilities: Director of the board

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industrial waste treatment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our project finance requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our project development activity. In that case, the only assets remaining to generate a return on your investment could be our existing installed base and intellectual property. Even if we are not forced to cease our project development activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current products and services are variants on industrial organic waste management and renewable energy generation. Our revenues are therefore dependent upon the market for industrial organic waste management and renewable energy sales.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has proxy voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
PurposeEnergy was formed on June 26, 2007. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PurposeEnergy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns numerous patents, licenses, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other

mechanism. If competitors are able to bypass our patent, trademark, and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s), or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s), or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the IRS (Internal Revenue Service), FDA (Food and Drug Administration), FTC (Federal Trade Commission), EPA (Environmental Protection Agency) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Federal Investment Tax Credit
The United States federal government has historically offered a federal investment tax credit of 30% of eligible costs for certain renewable energy generating investments that include the projects developed by PurposeEnergy. This tax credit has expired and been renewed numerous times. There is no guarantee that this tax credit will ever be renewed or, if it is renewed, that it will provide the same benefit to PurposeEnergy as it has provided in the past. The absence of this tax credit will make it more difficult for PurposeEnergy to fill the project finance capital stack required to build new projects. This may require PurposeEnergy to contribute equity to projects and it may require additional debt leverage that erode the cashflow of new facilities. It may also make it impossible for PurposeEnergy to finance new projects without a significant change in quality, scope, or capital stack.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Big I Investments, LLC (50% Ian Heller, 50% Erwin Edward)	1,471,602	Series D Convertible Preferred Stock	13.46%

The Company's Securities

The Company has authorized Common Stock, Series A-1 Convertible Preferred Stock, Series B Convertible Preferred Stock, Series B-1 Convertible Preferred Stock, Series C-1 Participating Convertible Preferred Stock, Series C-2 Participating Convertible Preferred Stock, Series C-3 Participating Convertible Preferred Stock, Series C-4 Participating Convertible Preferred Stock, Series PC Convertible Preferred Stock, Series D Convertible Preferred Stock, and Series A Convertible Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 534,999 of Common Stock.

Common Stock

The amount of security authorized is 11,574,489 with a total of 1,516,978 outstanding.

Voting Rights

The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

Material Rights

The total amount of Common Stock outstanding includes 905,420 shares of Common Stock and 611,558 shares to be issued pursuant to stock options, reserved but unissued.

Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the Board of Directors in their sole discretion, subject to provisions of law, any provision of this Restated Certificate of Incorporation, as amended from time to time, and subject to the relative rights and preferences of any shares of Preferred Stock authorized, issued and outstanding hereunder.

Liquidation. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Common Stock will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject, however, to the prior payment or setting aside for payment of all amounts owed to creditors of the Corporation and the liquidation preference of the holders of Preferred Stock authorized, issued and outstanding.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 8,390,038 shares, includes 1,516,978 shares of Common Stock (which includes 905,420 shares of Common Stock and 611,558 shares of Common Stock to be issued pursuant to stock options, reserved but unissued), 198,165 shares of Series A-1 Convertible Preferred Stock, 32,476 shares of Series B Convertible Preferred Stock, 2,500 shares of Series B-1 Convertible Preferred Stock, 12,796 shares of Series C-2 Participating Convertible Preferred Stock Stock, 7,000 shares of Series C-4 Participating Convertible Preferred Stock, 400,000 shares of Series PC Convertible Preferred Stock, 5,985,117 shares of Series D Convertible Preferred Stock and 200,000 shares of Series A Preferred Stock.

** Please refer to the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F for the entirety of the securities' other material rights*

Series A-1 Convertible Preferred Stock

The amount of security authorized is 202,122 with a total of 198,165 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the

Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price in effect at the time of conversion for such share.

Dividends and Payments. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock, Series PC Preferred Stock, Series C Preferred Stock and Combined Series B Preferred or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Combined Series A Preferred, on a pari passu basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof.

Right of First Refusal. The Company hereby grants to each Investor, the right of first refusal to purchase its pro rata share of New Securities which the Company may, from time to time, propose to sell and issue after the date of this Agreement.

Series B Convertible Preferred Stock

The amount of security authorized is 82,476 with a total of 32,476 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price in effect at the time of conversion for such share.

Dividends and Payments. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock, Series PC Preferred Stock and the Series C Preferred or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Combined Series B Preferred, on a pari passu basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof.

Right of First Refusal. The Company hereby grants to each Investor, the right of first refusal to purchase its pro rata share of New Securities which the Company may, from time to time, propose to sell and issue after the date of this Agreement.

Series B-1 Convertible Preferred Stock

The amount of security authorized is 104,750 with a total of 2,500 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price in effect at the time of conversion for such share.

Dividends and Payments. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock, Series PC Preferred Stock and the Series C Preferred or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Combined Series B Preferred, on a pari passu basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof.

Right of First Refusal. The Company hereby grants to each Investor, the right of first refusal to purchase its pro rata share of New Securities which the Company may, from time to time, propose to sell and issue after the date of this Agreement.

Series C-1 Participating Convertible Preferred Stock

The amount of security authorized is 100,000 with a total of 0 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price in effect at the time of conversion for such share.

Dividends and Payments. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock and Series PC Preferred Stock or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Series C Preferred Stock, on a pari passu basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof.

Right of First Refusal. The Company hereby grants to each Investor, the right of first refusal to purchase its pro rata share of New Securities which the Company may, from time to time, propose to sell and issue after the date of this Agreement.

Series C-2 Participating Convertible Preferred Stock

The amount of security authorized is 370,779 with a total of 12,796 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price in effect at the time of conversion for such share.

Dividends and Payments. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock and Series PC Preferred Stock or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Series C Preferred Stock, on a pari passu basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof.

Right of First Refusal. The Company hereby grants to each Investor, the right of first refusal to purchase its pro rata share of New Securities which the Company may, from time to time, propose to sell and issue after the date of this Agreement.

Series C-3 Participating Convertible Preferred Stock

The amount of security authorized is 452,750 with a total of 0 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price in effect at the time of conversion for such share.

Dividends and Payments. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock and Series PC Preferred Stock or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Series C Preferred Stock, on a pari passu basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof.

Right of First Refusal. The Company hereby grants to each Investor, the right of first refusal to purchase its pro rata share of New Securities which the Company may, from time to time, propose to sell and issue after the date of this Agreement.

Series C-4 Participating Convertible Preferred Stock

The amount of security authorized is 552,998 with a total of 7,000 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price in effect at the time of conversion for such share.

Dividends and Payments. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock and Series PC Preferred Stock or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Series C Preferred Stock, on a pari passu basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof.

Right of First Refusal. The Company hereby grants to each Investor, the right of first refusal to purchase its pro rata share of New Securities which the Company may, from time to time, propose to sell and issue after the date of this Agreement.

Series PC Convertible Preferred Stock

The amount of security authorized is 400,000 with a total of 400,000 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price in effect at the time of conversion for such share.

Dividends and Payments. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Series PC Preferred Stock will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof.

Right of First Refusal. The Company hereby grants to each Investor, the right of first refusal to purchase its pro rata share of New Securities which the Company may, from time to time, propose to sell and issue after the date of this Agreement.

Series D Convertible Preferred Stock

The amount of security authorized is 7,507,511 with a total of 5,985,117 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price in effect at the time of conversion for such share.

Dividends and Payments. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any liquidation, dissolution, or winding-up of the Corporation, whether voluntary or involuntary (each such event being hereinafter referred to as a "Liquidation Event") or a Deemed Liquidation Event (as defined below), the holders of outstanding shares of Series D Preferred Stock will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof.

Right of First Refusal. The Company hereby grants to each Investor, the right of first refusal to purchase its pro rata share of New Securities which the Company may, from time to time, propose to sell and issue after the date of this Agreement.

Series A Convertible Preferred Stock

The amount of security authorized is 200,000 with a total of 200,000 outstanding.

Voting Rights

Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

Material Rights

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price in effect at the time of conversion for such share.

Dividends and Payments. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation Rights. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock, Series PC Preferred Stock, Series C Preferred Stock and Combined Series B Preferred or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Combined Series A Preferred, on a pari passu basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof.

Right of First Refusal. The Company hereby grants to each Investor, the right of first refusal to purchase its pro rata share of New Securities which the Company may, from time to time, propose to sell and issue after the date of this Agreement.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

The following discussion is based on a consolidated financial review by a third-party certified public accountant completed for the years 2020 and 2021. The consolidation includes PurposeEnergy, Inc. and all seven affiliates and subsidiaries (PurposeEnergy Finance, LLC; PurposeEnergy Development, LLC; PurposeEnergy - St. Albans, LLC; PurposeEnergy - Enosburg Falls, LLC; Middlebury Resource Recovery Center, LLC; MRRC Equity, LLC; and MRRC Guarantor, LLC).

Revenue

Revenue for 2021 was $2,827,901, up 80% over the previous year's revenue of $1,571,648. This was driven by the Company's first international project sale in Taiwan and strong demand for preconstruction engineering services. Preconstruction service revenue is a forward indicator for project development as all projects built, except the Company's first project, were preceded by paid engineering services contracts.

Cost of sales

Cost of sales increased from $1,328,894 in 2020 to $2,436,451 in 2021. The cost of sales is heavily weighted towards goods and services required for new project construction. 55% of the cost of sales in 2021 was related to equipment and services for the Taiwan project.

Gross margins

Gross Profit increased from $242,754 in 2020 to $391,450 in 2021. As a percentage of revenue, Gross Profit remained relatively flat at around 15%, thus the increase in Gross Profit was driven primarily by the increase in revenue.

Expenses

Expenses consisted primarily of General and Administrative (G&A), Sales and Marketing (S&M), and Research and Development (R&D). S&M and R&D expenses were relatively flat between 2020 and 2021, but G&A increased to support the contracting and permitting of three projects currently under development. Total Expenses were $725,317 in 2021 and $672,140 in 2020.

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company has made a strategic decision to develop projects that are owned rather than customer financed. This will lead to recurring revenues that compound as compared to customer-financed projects which have no recurring tail.

Past cash was primarily generated through one owned project and multiple customer financed projects; equity investments; a federal grant; and revenues from engineering services. Our goal is to build and commission three new projects in the next two years that have already been contracted and permitted. These three projects alone are projected to generate >$5M in recurring annual revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2021, the Company had $758,444 of capital resources available in the form of $220,087 in cash and equivalents, $474,058 in accounts receivable, and $64,299 in other current assets.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds will be used to pre-hire operating staff for three projects that are under development in advance of revenue generation from these projects. Pre-hiring the operating staff will allow the Company to train the staff at existing facilities so they will be prepared for the commissioning and operation of the new facilities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Assuming a fully subscribed offering, of the total funds that our Company has, approximately 57% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. However, the Company will not have adequate resources to pre-hire operating staff for three projects that are currently in development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. Revenue from new projects will be accelerated by pre-hiring and training operating staff in advance of project commissioning.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital to finance new projects. Anticipated sources of capital include project debt and tax-equity investment.

Indebtedness

- **Creditor:** LRC Purpose Investco, LLC
  Amount Owed: $1,650,589.00
  Interest Rate: 12.0%
  Maturity Date: March 31, 2027
  PurposeEnergy Development, LLC was formed to be a partnership between the Company and Leyline Development Capital. On December 31, 2020, debt capital provided to PurposeEnergy, Inc. for the purpose of developing the Middlebury, SAINT, and Enosburg projects was refinanced into this partnership. Concurrent with the financing, a new Operating Agreement was established that gives PurposeEnergy, Inc. 399 membership units and LRC Purpose Investco LLC 1 membership unit. At the time of closing, existing debt and closing costs were consolidated into $1,235,840 owed by PurposeEnergy Development to LRC Purpose Investco. In 2021 additional funds were committed as milestones were achieved on the projects. At the close of 2021, the outstanding principal and interest was $1,650,589.08. This note accrues 12% per annum simple interest. When the first of the three projects closes construction financing, 1/3 of the outstanding principal and interest is due on this loan. When the second project closes financing, 1/2 of the remaining principal and interest is due. When the third project closes financing, the remainder of the principal and interest is due. This loan is secured by the assets of PurposeEnergy, Inc. with carve outs for Vermont Economic Development Authority's interest in PurposeEnergy's South Burlington facility and a lease agreement for a piece of equipment at PurposeEnergy's South Burlington facility.

- **Creditor:** Vermont Economic Development Authority
  Amount Owed: $284,995.00
  Interest Rate: 4.25%
  Maturity Date: July 28, 2024
  Vermont Economic Development Authority provided debt project financing for PurposeEnergy's South Burlington facility. The loan closed on July 28, 2009 initially with a 15-year term and a 10-year maturity. On July 28, 2019 the balance of the note was refinanced with a 10-year term and a 5-year maturity, which is July 28, 2024. Through July 27, 2021 the note enjoyed a 2.0% per annum fixed interest rate. Thereafter the rate transitioned to the prevailing variable VEDA Base Rate which is adjusted periodically. The outstanding principal of this note was $284,995.10 at the end of 2021.

- **Creditor:** Vermont Economic Development Authority
  Amount Owed: $225,906.00
  Interest Rate: 6.1%
  Maturity Date: October 09, 2028
  PurposeEnergy Finance, LLC was established to project finance an industrial anaerobic wastewater treatment facility for Fiddlehead Brewing Company that employs PurposeEnergy's patented Tribrid-Bioreactor(TM) technology. Capital

was supplied by Vermont Economic Development Authority and Community National Bank. The capital provided by VEDA is divided between two loans because VEDA used two funds to source the capital. The loan(s) closed on October 9, 2018 with an interest rate that is fixed for the first five years at 6.1% and adjusted periodically thereafter to the VEDA Base rate plus 0.50% per annum. The note has a 10-year term. At the end of 2021 the total outstanding principal was $119,383.02 and $106,522.82for loans 100SPE1101 and 100SPE1101A respectively. This loan is secured by the equipment installed at Fiddlehead Brewery.

- **Creditor:** Community National Bank
  Amount Owed: $275,733.00
  Interest Rate: 6.6%
  Maturity Date: October 09, 2028
  PurposeEnergy Finance, LLC was established to project finance an industrial anaerobic wastewater treatment facility for Fiddlehead Brewing Company that employs PurposeEnergy's patented Tribrid-Bioreactor(TM) technology. Capital was supplied by Vermont Economic Development Authority and Community National Bank. The loan from Community National Bank closed on October 9, 2018 with an interest rate that is fixed at 6.6% per annum. The note has a 116-month payment schedule that began on February 9, 2019 and has a final scheduled payment on October 29, 2028. At the end of 2021 the total outstanding principal was $275,732.57. This loan is secured by the equipment installed at Fiddlehead Brewery.

- **Creditor:** King Hill Capital, Sununu Holdings, Anthony Fortunato
  Amount Owed: $14,693.00
  Interest Rate: 9.0%
  Maturity Date: July 07, 2022
  In July 2017 PurposeEnergy offered $100,000 in 9% per annum unsecured subordinated debt to existing shareholders for the purpose of purchasing and installing equipment to enable importing organic industrial waste to the South Burlington facility ("Depot"). Three investors agreed to participate in Note 1, Note 2, and Note 3 for $50,000.00, $25,000.00, and $25,000 respectively. These notes had a three-month interest-only period followed by 57 equal monthly principal and interest payments. This note will mature July 7, 2022. At the close of 2021 the cumulative outstanding principal of these three notes was $14,693.24.

- **Creditor:** Sununu Holdings
  Amount Owed: $13,435.00
  Interest Rate: 0.0%
  In 2014 PurposeEnergy Leasing, LLC was created to purchase capital equipment required at the South Burlington facility to comply with a new phosphorus discharge regulation. The entity PurposeEnergy Leasing was subsequently dissolved and the remaining lease payments were purchased by Sununu

Holdings, LLC. The outstanding debt to Sununu Holdings accrues no interest and has no maturity date. The outstanding balance was $13,434.70 at the end of 2021.

- **Creditor:** King Hill Capital and Sununu Holdings
  Amount Owed: $113,291.00
  Interest Rate: 12.0%
  Maturity Date: June 30, 2021
  In December 2020 PurposeEnergy offered $100,000 in 12% per annum unsecured subordinated debt to existing shareholders for operations. Two investors agreed to participate in Note 1 and Note 2 for $50,000.00 each. These notes are scheduled to be paid as a line item in the sources and uses of the Middlebury project financing event. As of the end of 2021, the total outstanding principal and interest was $113,290.94.

- **Creditor:** Multiple investors
  Amount Owed: $772,024.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022
  In 2018 PurposeEnergy, Inc. offered up to $1,000,000 in 8% convertible promissory notes. Twenty-seven notes were purchased for an aggregate of $600,000. In the event of a change-in-control of PurposeEnergy, Inc., these notes are payable in the debt stack of the waterfall with a three-times premium. If the company sells at least $2,000,000 in newly issued preferred stock, this debt automatically converts at a price per share equal to the price per share paid for the new issuance of preferred stock multiplied by 33.33%. If the company sells less than $2,000,000 in newly issued preferred stock, upon election of a majority of the note holders the notes may convert at a price per share equal to the price per share paid for the new issuance of preferred stock multiplied by 33.33%. The current maturity date of the notes is December 31, 2022 and the outstanding principal and interest at the end of 2021 was $772,024.31.

- **Creditor:** US Small Business Administration
  Amount Owed: $33,928.00
  Interest Rate: 3.75%
  Maturity Date: September 15, 2050
  On September 15, 2020 the US Small Business Administration issued an Economic Impact Direct Loan to PurposeEnergy, Inc. for $32,700.00. The note has a 30 year term with a fixed interest rate of 3.75%. Although repayment was supposed to begin 12-months after the effective date, repayment has been temporarily suspended by the SBA. The initially scheduled maturity was September 15, 2050.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $16,780,076.00

Valuation Details:

The Company determined its pre-money valuation based on the average of a discounted cash flow (DCF) model and an industry average EBITDA-to-enterprise value multiple.

The DCF model uses a 3.99% discount rate for cash flow from existing operating facilities over the next 20 years. It also includes the cash flow from three (3) projects that are permitted and nearing the start of construction. The model uses a higher discount rate of 5.99% for these facilities over 20 years. The termination value in the DCF model has a 20% discount rate applied. The discounted value of the cash flow is projected to be $49.7M with $35.5M in investment required to build the next three projects. This results in a net value of $14.2M.

The EBITDA model multiplies the EBITDA of the existing facilities plus the three permitted facilities by a factor of 15. EBITDA-to-enterprise value comparatives range from 10 to 20 in PurposeEnergy's market. The gross value of the EBITDA is modeled as $52.5M. Using the same $35.5M investment required to build the next three projects results in a net value of $17.0M.

The average of the DCF model and the EBITDA model is approximately $15.6M. Neither of these analyses includes any of PurposeEnergy's pipeline that is not already permitted, nor do they include any equipment sales or engineering services contracts. No value is given to PurposeEnergy intellectual property nor the team that has been assembled. This valuation is believed to be a floor since additional sales and business development is anticipated.

Entering this Reg-CF fundraising event, there are 8,390,038 shares of PurposeEnergy stock issued and outstanding. A round price-per-share of $2.00 sets the pre-money value to $16,780,076. This pre-money value is believed to be consistent with the models presented above.

The Company set its valuation internally without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis, 8,390,038 shares, includes 1,516,978 shares of Common Stock (which includes 905,420 shares of Common Stock and 611,558 shares of Common Stock to be issued pursuant to stock options, reserved but unissued), 198,165 shares of Series A-1 Convertible Preferred Stock, 32,476 shares of Series B Convertible Preferred Stock, 2,500 shares of Series B-1

Convertible Preferred Stock, 12,796 shares of Series C-2 Participating Convertible Preferred Stock Stock, 7,000 shares of Series C-4 Participating Convertible Preferred Stock, 400,000 shares of Series PC Convertible Preferred Stock, 5,985,117 shares of Series D Convertible Preferred Stock and 200,000 shares of Series A Preferred Stock.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  We will use 100% of the funds of the minimum funding goal for StartEngine fees ($10,000).

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Growing and training PurposeEnergy's team to staff new facilities.*
  30.0%
  PurposeEnergy will use funding to grow the operating team in advance of the commissioning of the next three facilities. The new team members will be trained at PurposeEnergy's existing installations. A total of seven new permanent hires will be required for a minimum of 6 months prior to commissioning of the new facilities.

- *Marketing*
  10.0%
  PurposeEnergy will undergo a market refresh to address the evolution of the industry since the last refresh was performed in 2018. Improvements will be made to the website that address the emerging landfill organics ban market and showcase the four facilities PurposeEnergy has commissioned since the website was published. New collateral will be developed to assist the sales team in communicating PurposeEnergy's value to organic waste producers.

- *Research & Development*
  20.0%
  New markets create new challenges in the industry. Landfill organics bans have spurred innovation in depackaging of finished food goods that are expired or otherwise unfit for sale. While modern depackaging equipment is highly efficient at separating food from packaging, there exists a risk that packaging will end up in the food slurries that are destined for anaerobic digester facilities.

PurposeEnergy will trial technologies that show promise in the ability to filter this packaging from digestate.

- *Working Capital*
  36.5%
  Working capital, or "dry powder", will be preserved for unallocated uses and risk management. PurposeEnergy uses working capital to manage cashflow for large capital projects with milestone payments and milestone receivables that are not necessarily balanced during all phases of project development.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://purposeenergy.com (There is no current location. A new page will have to be created.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/purposeenergy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PurposeEnergy, Inc.

[See attached]

PurposeEnergy, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2020

Table of Contents

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
PurposeEnergy, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2020 and the related statements of operations, statement of changes in redeemable convertible preferred stock, statement of changes in shareholders' deficit, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 15, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 1, 2022
Vincenzo Mongio

PurposeEnergy, Inc.
(Unaudited) Consolidated Balance Sheet
For the Years Ended December 31, 2021 and 2020

	Year Ended December 31,			
		2021		**2020**
ASSETS				
Current Assets				
Cash & Cash Equivalents	$	220,087	$	249,494
Accounts Receivable	$	474,058	$	202,291
Other Current Assets	$	64,299	$	63,573
Total Current Assets	$	758,444	$	515,359
Non-Current Assets				
Equipment, net of Accumulated Depreciation	$	3,941,017	$	1,689,412
Sales-Type Lease	$	706,736	$	780,790
Other Non-current Assets	$	25,418	$	17,960
TOTAL ASSETS	**$**	**5,431,615**	**$**	**3,003,520**
LIABILITIES AND EQUITY				
Liabilities				
Accounts Payable (A/P)	$	3,215,895	$	735,564
Short Term Debt	$	261,544	$	903,617
Convertible Debt, Short-Term	$	600,000	$	-
Other Current Liabilities	$	874,241	$	823,827
Total Current Liabilities	$	4,951,680	$	2,463,008
Long-Term Liabilities				
Long-Term Debt	$	2,356,655	$	1,523,883
Convertible Debt, Long-Term	$	-	$	600,000
Other Long-Term Liabilities	$	75,861	$	75,000
Total Liabilities	**$**	**7,384,195**	**$**	**4,661,891**

The accompanying notes are an integral part of the financial statements.

PurposeEnergy, Inc.

(Unaudited) Consolidated Balance Sheet (Continued)

For the Years Ended December 31, 2021 and 2020

	Year Ended December 31,			
		2021		**2020**
Redeemable Convertible Preferred Stock and Stockholders' Deficit				
Series A Redeemable Convertible Preferred Stock	$	397,036	$	383,036
Series A-1 Redeemable Convertible Preferred Stock	$	1,089,614	$	1,050,469
Series B Redeemable Convertible Preferred Stock	$	120,066	$	115,520
Series B-1 Redeemable Convertible Preferred Stock	$	8,691	$	8,341
Series C Participating Redeemable Convertible Preferred Stock	$	88,172	$	84,912
Series PC Redeemable Convertible Preferred Stock	$	936,115	$	894,115
Series D Participating Redeemable Convertible Preferred Stock	$	9,190,461	$	8,775,703
Preferred Stock, Issuance Costs	$	(298,047)	$	(298,047)
Total Redeemable Convertible Preferred Stock	$	11,532,109	$	11,014,048
Common Stock	$	9,054	$	9,054
Additional Paid in Capital	$	189,549	$	184,524
Accumulated Deficit	$	(13,683,292)	$	(12,865,997)
Total Equity	**$**	**(1,952,581)**	**$**	**(1,658,370)**
TOTAL LIABILITIES AND EQUITY	**$**	**5,431,615**	**$**	**3,003,520**

The accompanying notes are an integral part of the financial statements.

PurposeEnergy, Inc.

(Unaudited) Consolidated Statements of Income

For the 12 months Ended

	Dec. 31, 2021	Dec. 31, 2020
Net Operating Revenue	**$ 2,827,901**	**$ 1,571,648**
Cost of Goods Sold	$ 2,436,451	$ 1,328,894
Gross Profit	**$ 391,450**	**$ 242,754**
Expenses		
Research & Development	$ 57,946	$ 64,859
General & Administrative expenses	$ 558,890	$ 365,373
Amortization Expense		$ 1,667
Sales & Marketing	$ 100,997	$ 114,475
Tax expense	$ 7,484	$ 3,951
Interest expense		$ 121,815
Total Expenses	**$ 725,317**	**$ 672,140**
Net Operating Income	**$ (333,867)**	**$ (429,387)**
Other Income		
Other Income	$ 248,979	$ 348,455
Other Expenses	$ (136,285)	$ (481,884)
Net Other Income	$ 112,694	$ (133,429)
Net Income	**$ (221,173)**	**$ (562,815)**

The accompanying notes are an integral part of the financial statements.

PurposeEnergy, Inc.
(Unaudited) Statement of Changes in Redeemable Convertible Preferred Stock
As of December 31, 2021

	Series A Redeemable Convertible Preferred Stock		Series A-1 Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series B-1 Redeemable Convertible Preferred Stock	
	# of Shares	Redemption Value	# of Shares	Redemption Value	# of Shares	Redemption Value	# of Shares	Redemption Value
Balance on January 1, 2020	200,000	$ 369,036	198,165	$ 1,011,323	32,476	$ 110,972	2,500	$ 7,991
Accretion of interest on redeemable convertible preferred stock	-	14,000	-	39,146	-	4,547	-	350
Balance on December 31, 2020	**200,000**	**$ 383,036**	**198,165**	**$ 1,050,469**	**32,476**	**$ 115,519**	**2,500**	**$ 8,341**
Accretion of interest on redeemable convertible preferred stock	-	$ 14,000	-	$ 39,146	-	$ 4,547	-	$ 350
Balance on December 31, 2021	**200,000**	**$ 397,036**	**198,165**	**$ 1,089,615**	**32,476**	**$ 120,066**	**2,500**	**$ 8,691**

The accompanying notes are an integral part of the financial statements.

PurposeEnergy, Inc.
(Unaudited) Statement of Changes in Redeemable Convertible Preferred Stock (Continued)
As of December 31, 2021

	Series C Participating Redeemable Convertible Preferred Stock		Series PC Redeemable Convertible Preferred Stock		Series D Participating Redeemable Preferred Stock		Preferred Stock, Issuance Costs	Total Redeemable Convertible Preferred Stock
	# of Shares	Redemption Value	# of Shares	Redemption Value	# of Shares	Redemption Value		
Balance on January 1, 2020	19,796	$ 81,647	400,000	$ 847,586	5,985,117	$ 8,372,374	(298,047)	10,502,882
Accretion of interest on redeemable convertible preferred stock	-	3,265	-	46,529	-	403,329	-	511,166
Balance on December 31, 2020	**19,796**	**$ 84,912**	**400,000**	**$ 894,115**	**5,985,117**	**$ 8,775,703**	**(298,047)**	**11,014,048**
Accretion of interest on redeemable convertible preferred stock	-	$ 3,261	-	$ 42,000	-	$ 414,757	-	518,061
Balance on December 31, 2021	**19,796**	**$ 88,173**	**400,000**	**$ 936,115**	**5,985,117**	**$ 9,190,460**	**(298,047)**	**11,532,109**

The accompanying notes are an integral part of the financial statements.

PurposeEnergy, Inc.
(Unaudited) Statement of Changes in Stockholders' Deficit
As of December 31,2021

	Common Stock, # of Shares	Common Stock, $.01 Par	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance on January 1, 2020	**905,420**	**$ 9,054**	**$ 174,910**	**$ (11,733,994)**	**$ (11,550,030)**
Stock Compensation Expense	-	$ -	$ 9,614	$ -	$ 9,614
Accretion of interest on redeemable convertible preferred stock	-	$ -	$ -	$ (511,165)	$ (511,165)
Net Income	-	$ -	$ -	$ (620,838)	$ (620,838)
Balance on December 31, 2020	**905,420**	**$ 9,054**	**$ 184,524**	**$ (12,865,997)**	**$ (12,672,419)**
Stock Compensation Expense	-	$ -	$ 5,025	$ -	$ 5,025
Accretion of interest on redeemable convertible preferred stock	-	$ -	$ -	$ (518,060)	$ (518,060)
Net Income	-	$ -	$ -	$ (299,235)	$ (299,235)
Balance on December 31, 2021	**905,420**	**$ 9,054**	**$ 189,549**	**$ (13,683,292)**	**$ (13,484,689)**

The accompanying notes are an integral part of the financial statements.

PurposeEnergy, Inc.
(Unaudited) Statement of Cash Flows
For the Years Ended December 31, 2021 and 2020

	Adjusted Balance 2021	Adjusted Balance 2020
OPERATING ACTIVITIES		
Net Loss	$ (299,235)	$ (620,838)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	$ (271,767)	$ (65,371)
Lease Receivable	$ 74,054	$ 58,023
Other Current Assets	$ (725)	$ (8,265)
Accounts Payable	$ 2,480,361	$ 192,146
Other Current Liabilities	$ 37,104	$ (233,557)
Accrued Expenses	$ 1,514	$ 16
Other Non-Current Assets	$ (7,458)	$ 3,800
Depreciation Expense	$ 266,794	$ 259,355
Other Long-Term Liabilities	$ 861	$ 52,250
Stock-based compensation expense	$ (10,891)	$ (8,452)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 2,569,847**	**$ 249,946**
Net cash provided by operating activities	**$ 2,270,611**	**$ (370,892)**
INVESTING ACTIVITIES		
Purchase of Property and Equipment	$ (42,755)	$ (7,454)
Construction in Progress - Interest Expense	$ (43,961)	$ -
Construction in Progress	$(2,273,375)	$ (412,335)
Net cash provided by investing activities	**$(2,360,091)**	**$ (419,789)**
FINANCING ACTIVITIES		
Debt Forgiveness	$ (111,900)	$ -
Interest accrual on Preferred Stock	$ 518,060	$ 511,165
Interest accretion against Retained Earnings on Preferred Stock	$ (518,060)	$ (511,165)
Stock option expiration	$ 15,916	$ 18,567
Debt Issuance Costs	$ 6,520	$ (35,781)
Repayment of Loans	$ (119,541)	$ (228,455)
Issuance of New Debt	$ 269,076	$ 878,030
Net cash provided by financing activities	**$ 60,072**	**$ 632,361**
Net cash increase for period	**$ (29,407)**	**$ (158,320)**
Beginning cash balance	$ 249,494	$ 407,813
Ending cash balance	**$ 220,087**	**$ 249,494**

The accompanying notes are an integral part of the financial statements.

Note 1 - Business Activity

PurposeEnergy, Inc. (the Company) is headquartered in Windham, New Hampshire and was incorporated on June 26, 2007 as a Delaware C- Corporation. The Company designs, engineers and operates biodigester plants utilizing proprietary designs and methodology. This technology provides a competitive advantage for remediating industrial organic waste, which includes but is not limited to residuals generated from food and beverage, nutraceutical, pharmaceutical, and petrochemical manufacturing. The patented remediation process generates renewable methane, or biogas, that is a carbon neutral substitute for natural gas. Value is created by reducing the cost of byproduct remediation for our customers. Revenue is generated through "tipping fees" charged for remediating waste and for monetizing the renewable energy that is produced.

The company has built and commissioned six projects in the United States and the seventh project is currently under construction in Taiwan. Currently the company is developing three new projects. A regulation CF crowdfunding campaign in 2022 will provide operating capital to grow the team as the new facilities are under construction.

On June 19, 2017, the Company formed PurposeEnergy – St. Albans, LLC in the state of Delaware. This Company is a wholly owned subsidiary of PurposeEnergy, Inc.

On June 1, 2018, the Company formed Middlebury Resource Recovery Center, LLC in the state of Delaware. This Company is a wholly owned subsidiary of PurposeEnergy, Inc.

On June 29, 2018, the Company formed PurposeEnergy Finance, LLC in the state of Delaware. This Company is a wholly owned subsidiary of PurposeEnergy, Inc.

On August 1, 2019, the Company formed PurposeEnergy–Enosburg Falls, LLC in the state of Delaware. This Company is a wholly owned subsidiary of PurposeEnergy, Inc.

On December 14, 2020, the Company formed PurposeEnergy Development, LLC in the state of Delaware. This Company is a subsidiary of PurposeEnergy, Inc. and is owned 99.75% by PurposeEnergy, Inc. and .25% by LRC Purpose Investco, LLC.

On March 22, 2021, the Company formed MRRC Equity, LLC in the state of Delaware. This Company is a wholly owned subsidiary of PurposeEnergy Development, LLC.

On March 22, 2021, the Company formed MRRC Guarantor, LLC in the state of Delaware. This Company is a wholly owned subsidiary of MRRC Equity, LLC.

Note 2 - Summary of Significant Accounting Policies

Cash and Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts Receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, when deemed necessary, based on historic write-offs and collections and current credit conditions. As of December 31, 2021, management believes that all receivables were collectible and therefore no allowance for doubtful accounts exists.

Property and Equipment

Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of such assets. Expenditures for maintenance and repairs are charged to expense as incurred.

The major classes and estimated useful lives of property and equipment are as follows at December 31, 2021:

Property Type	**Useful Life (in years)**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/21**
Digester Plant	15	$ 3,755,127	$ (2,830,291)	$ -	$ 924,836
Computer Equipment	3	$ 20,745	$ (19,376)	$ -	$ 1,369
Equipment	1-20	$ 293,247	$ (166,413)	$ -	$ 126,834
Construction in Progress	-	$ 2,917,239	$ -	$ -	$ 2,917,239
Grand Total	**-**	**$ 6,986,357**	**$ (3,016,080)**	**$ -**	**$ 3,970,277**

Revenue Recognition

Revenue from electrical energy generation is recognized when delivered to the delivery point, in accordance with the power purchase agreement. Revenue from byproduct offload fees and wastewater treatment is recognized when brewery production is completed and reported for the respective month and trucking fees are reported for the respective month. The Company recognizes revenue when all of the following conditions are met: 1) there is persuasive evidence of an arrangement between the Company and a customer, 2) the price is fixed and determinable, 3) collection is reasonably assured, and 4) delivery has occurred.

Revenue from design-build contracts is calculated using the percentage of completion method of accounting for long-term construction type contracts. Accordingly, income is recognized in the ratio that costs incurred bears to estimated total costs. Adjustments to cost estimates are made periodically, and losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. The aggregate of billings on uncompleted contracts in excess of related costs incurred and income recognized is shown as a current liability.

Deferred Revenue

Deferred revenue occurs when a customer makes a milestone payment for work that has not yet been complete. As the work is complete, the deferred revenue liability is moved to the appropriate revenue account. In all cases to date, deferred revenue has been associated with design build projects when the Company's payment milestones precede work that is to be complete. Funds from the payment are used to complete the work (e.g., purchase pumps, tanks, instruments, pay subcontractors). As of December 31, 2021 and 2020 the Company had a deferred revenue balance of $180,970 in both years.

Advertising

The Company has non-direct response advertising costs which are expensed as incurred. Advertising expense for the years ended December 31, 2021 and 2020, were $378 and $625, respectively.

Research and Development

Research and development costs are expensed as incurred. Patent costs are expensed as incurred and included in research and development expense. Minimum royalty payments are amortized over the life of the contract. Royalties are expensed when incurred.

Compensated Absences

The Company does not have a policy regarding compensated absences. Therefore, the amount of compensation for future absences cannot be reasonably estimated, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company recognizes the costs of compensated absences when actually paid to employees.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Income Taxes

Income taxes are calculated based on the tax effects of transactions reported in the financial statements.

The provision on the statement of income consists of taxes currently due plus deferred taxes which result from different reporting methods for the financial statements versus the tax returns. The primary differences relate to the reporting of depreciation of property and equipment and federal and state net operating losses. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not those assets will not be realized.

The Company evaluates all significant tax positions required by accounting principles generally accepted in the United States of America. As of December 31, 2021, the Company does not believe it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2021, the Company's federal and state tax returns generally remain open to examination for a period of three years. It is the Company's policy to recognize any interest and penalties in the provision for taxes when applicable.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company estimates the fair value of share-based payment awards made to employees and directors, including stock options, on the date of grant using an option-pricing model. The fair value of each share-based award was estimated using the Black- Scholes option pricing model. The Black-Scholes model is complex and dependent on key estimates by management. The Company recognized pre-tax compensation expense related to stock options of $10,891 and $8,452 for the years ended December 31, 2021 and 2020.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The Company's policy is to recognize forfeitures for stock options granted as they occur.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31,2021:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020	562,745	$ 0.35
Granted	-	$ 0.35
Exercised	-	$ 0.35
Expired/cancelled	(69,225)	
Total options outstanding, December 31, 2020	493,520	$ 0.35
Granted	-	$ 0.35
Exercised	-	$ 0.35
Expired/cancelled	(45,000)	
Total options outstanding, December 31, 2021	448,520	$ 0.35
Options exercisable, December 31, 2021	442,686	$ 0.35

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	70,315	$ 0.40
Granted	-	$ -
Vested	(20,730)	$ 0.40
Forfeited	(25,834	$ -
Nonvested options, December 31, 2020	23,751	$ 0.40
Granted	-	$ -
Vested	(10,000)	$ 0.40
Forfeited	(7,917)	$ -
Nonvested options, December 31, 2021	5,834	$ 0.40

Note 3 – Debt

Debt consists of the following as of December 31, 2021:

On July 28, 2009, the Company entered into a loan with the Vermont Economic Development Authority to provide debt project financing for PurposeEnergy's South Burlington facility. The loan closed initially with a 15-year term and a 10-year maturity. On July 28, 2019 the balance of the note was refinanced with a 10-year term and a 5-year maturity, which is July 28, 2024. Through July 27, 2021 the note enjoyed a 2.0% per annum fixed interested rate. Thereafter the rate transitioned to the prevailing variable VEDA Base Rate which is adjusted periodically. The outstanding principal of this note was $315,898 at the end of 2020 and $284,995 at the end of 2021.

In July 2017, PurposeEnergy Inc. offered $100,000 in 9% per annum unsecured subordinated debt to existing shareholders for the purpose of purchasing and installing equipment to enable importing organic industrial waste to the South Burlington facility ("Depot"). Three investors agreed to participate in Note 1, Note 2, and Note 3 for $50,000.00, $25,000.00, and $25,000 respectively. These notes had a three-month interest-only period followed by 57 equal monthly principal and interest payments. This note will mature July 7, 2022. At the close of 2020 the cumulative outstanding principal of these three notes was $38,164. At the close of 2021 the amount was reduced to $14,696.

In 2014, PurposeEnergy Leasing, LLC was created to purchase capital equipment required at the South Burlington facility to comply with a new phosphorus discharge regulation. The entity PurposeEnergy Leasing, LLC was subsequently dissolved and the remaining lease payments were purchased by Sununu Holdings, LLC. The outstanding debt to Sununu Holdings accrues no interest and has no maturity date. The outstanding balance was $14,434 at the end of 2020 and $13,434 at the end of 2021.

In December 2020, PurposeEnergy Inc. offered $100,000 in 12% per annum unsecured subordinated debt to existing shareholders for operations. Two investors agreed to participate in Note 1 and Note 2 for $50,000.00 each. All principal and interest was due as of the maturity date of June 30, 2021 and the Company is currently delinquent. These notes are scheduled to be paid as a line item in the sources and uses of the Middlebury project financing event.

In 2018, PurposeEnergy, Inc. offered up to $1,000,000 in 8% convertible promissory notes. Twenty-seven notes were purchased for an aggregate of $600,000. In the event of a change-in-control of PurposeEnergy, Inc., these notes are payable in the debt stack of the waterfall with a three-times premium. If the company sells at least $2,000,000 in newly issued preferred stock, this debt automatically converts at a price per share equal to the price per share paid for the new issuance of preferred stock multiplied by 33.33%. If the company sells less than $2,000,000 in newly issued preferred stock, upon election of a majority of the note holders the notes may convert at a price per share equal to the price per share paid for the new issuance of preferred stock multiplied by 33.33%. The current maturity date of the notes is December 31, 2022.

On September 15, 2020, the US Small Business Administration issued an Economic Impact Direct Loan to PurposeEnergy, Inc. for $32,700.00. The note has a 30-year term with a fixed interest rate of 3.75%. Although repayment was supposed to begin 12-months after the effective date, repayment has been temporarily suspended by the SBA. The scheduled maturity is September 15, 2050.

In 2020 and 2021, the Company applied for and received Paycheck Protection Program (PPP) loans in both the first and second campaigns. Both loans were forgiven in full. At the end of 2020, the first loan had been issued for $111,900.00 and was outstanding. During 2021, the Company received an additional $115,300 in PPP loans, By the end of 2021, both PPP loans had been forgiven.
PurposeEnergy Finance, LLC was established to project finance an industrial anaerobic wastewater treatment facility for Fiddlehead Brewing Company that employs PurposeEnergy's patented Tribrid-Bioreactor (TM) technology. Capital was supplied by Vermont Economic Development Authority and Community National Bank. The capital provided by VEDA is divided between two loans because VEDA used two funds to source the capital. The loan(s) closed on October 9, 2018 with an interest rate

that is fixed for the first five years at 6.1% and adjusted periodically thereafter to the VEDA Base Rate plus 0.50% per annum. The note has a 10-year term. At the end of 2020, the total outstanding principal was $132,124 and $118,440 for loans 100SPE1101 and 100SPE1101A, respectively. In 2021, the total outstanding principal was $119,383 and $106,522, respectively. This loan is secured by the equipment installed at the Fiddlehead Brewery.

In addition to the loan amounts from VEDA, the Company entered into a loan with Community National Bank on October 9, 2018 with an interest rate that is fixed at 6.6% per annum. The note has a 116-month payment schedule that began on February 9, 2019 and has a final scheduled payment on October 29, 2028. At the end of 2020, the total outstanding principal was $306,750. At the end of 2021, the total outstanding principal was $275,733. This loan is secured by the equipment installed at Fiddlehead Brewery.

PurposeEnergy Development, LLC was formed to be a partnership with LRC Purpose Investco, LLC. On December 31, 2020, development capital provided to PurposeEnergy, Inc. for the purpose of developing the Middlebury, SAINT, and Enosburg projects was refinanced into this partnership. At the time of close, existing debt and closing costs were consolidated into $1,235,840 owed by PurposeEnergy Development, LLC to LRC Purpose Investco, LLC. In 2021, additional funds were committed as milestones were achieved on the projects. At the close of 2021, the outstanding principal was $1,492,281. This note accrues at 12% per annum simple interest. Although the current maturity date is March 31, 2022, a term sheet is under negotiation to extend the maturity date by 5-years. When the first of the three projects closes construction financing, 1/3 of the outstanding principal and interest is due on this loan. When the second project closes financing, 1/2 of the remaining principal and interest is due. When the third project closes financing, the remainder of the principal and interest is due. This loan is secured by the assets of PurposeEnergy, Inc. with carve outs for Vermont Economic Development Authority's interest in the Company's South Burlington facility and a lease agreement for a piece of equipment in that same facility.

The Company has a revolving line of credit with Wells Fargo that carries a limit of $65K and interest rates of 7.250%. There is no maturity date and the loan terms call for minimum monthly payments which the Company has made each month. The outstanding balances as of the year ends for 2021 and 2020 are $48,180 and $56,673.

Maturities of long-term debt are payable as follows:

Year Ending December 31,	
2022	$ 2,353,825
2023	$ 90,647
2024	$ 291,012
2025	$ 68,981
2026 and thereafter	$ 283,457
Total	$ 3,087,922

Note 4 – Leases

Operating Leases

The Company has entered into different types of leases for their office space and for the location of its biological waste processing plants. Each lease has different terms and management has evaluated those terms to determine whether these are Capital or Operating leases. All have been determined to be operating leases and management records the lease payments on a straight-line basis over the life of the lease.

On July 10, 2018, the Company entered into a lease for an operating location under a 3-year operating lease requiring monthly payments starting at $1,802.08 every month and increasing by 3% every anniversary. This lease expired during 2021 and the Company did not renew it. As such, there are no future minimum lease payments due.

On October 1, 2018, the Company entered into a lease for an operating location under a 22-year operating lease requiring monthly payments for $1,000 every month throughout the duration of the lease. The Company will have the option of extending the lease for two separate periods of five years each.

On November 13, 2019 the Company entered into a lease for an operating location under a 20-year operating lease requiring monthly payments starting at $1,500 every month and increasing by 3% every anniversary. The Lessor will have the option of purchasing the facility from the Company at the end of the lease.

Future minimum lease payments under the capital lease as of December 31, 2021 in the aggregate are as follows:

Year Ending December 31,		
2022	$	62,906
2023	$	64,433
2024	$	33,492
2025	$	34,138
2026 and thereafter	$	545,600
Total	$	740,569

Sales-Type Leases

On September 10, 2018, PurposeEnergy Finance, LLC entered into an agreement with Fiddlehead Brewing Company, LLC to lease equipment and provide services in connection with the establishment of an on-site biological treatment plant. The lease was set to commence on the date the Equipment is delivered to the Site and will expire 120 months after the Commencement Date. The lease commenced on July 12, 2019. Upon expiration of the lease, or early buyout by Fiddlehead in accordance with the lease terms, the Company shall transfer ownership of the equipment to Fiddlehead at no additional cost.

The components of the sales-type lease agreement at December 31, 2021 are as follows:

	2021	2020
Minimum lease payments receivable	$ 945,000	$ 1,071,000
Allowance for uncollectible amounts	$ -	$ -
Net Minimum lease payments receivable	$ 945,000	$ 1,071,000
Residual values	$ -	$ -
	$ 945,000	$ 1,071,000
Less: Unearned income	$ (232,427)	$ (290,210)
Net investment in sales-type lease	$ 712,573	$ 780,790

Note 5 - Commitments and Contingencies

In March 2008, the Company entered into a Biogas Purchase Agreement ("BPA") with Independent Brewers United, Inc. ("IBU"), and in June 2009 this agreement was amended. Subject to various termination clauses, the BPA terminates on October 31, 2016. The Company has the option to extend the BPA term for two additional terms of five years each. Thereafter, the BPA will be renewed year-to-year until cancelled by either party. Under the agreement, IBU will deliver brewery byproduct to the Company, and the Company can sell biogas to IBU. Pricing components of the BPA are fixed payments for the delivery of biogas, variable payments for the delivery of biogas and byproduct offload fees. The Company retains ownership of solid waste generated by the anaerobic digestion facility.

In 2016 and 2021, the company exercised its options to extend the BPA term for two additional terms of five-years each and the agreement now terminates on October 31, 2026

On September 16, 2008, the Company entered into a limited exclusive license ("the Agreement") to sell licensed products to operating breweries producing more than 25,000 barrels of beer per year. The term of the agreement expires on March 29, 2024. The licensee will be paid 3% of all costs associated with implementing the licensed product. There is a minimum annual royalty of $20,000 per year, payable on each 24-month period following execution of the agreement. On September 16, 2010, the Agreement was amended to defer the September 16, 2010 payment of $20,000 to September 16, 2012. On December 24, 2013, the Agreement was further amended to satisfy the Company's obligation to the licensee through the issuance of 40,000 non-qualified stock options to the licensee on December 24, 2013.

Note 6 - Intellectual Property

The Company is assignee under Patent No.: US 7727395 B2 titled "Method and Apparatus for Processing Organic Waste" (the Patent) that was issued by the United States Patent and Trademark Office (USPTO) on June 1, 2010. The Company has filed with the USPTO a Patent Cooperation Treaty (PCT) application for the Patent that protected the Company's rights in multiple countries. In 2011, applications for the Patent were filed in multiple countries. This patent has been issued in Mexico, Japan, China and the European Union, including Germany, France, Great Britain, and Ireland.

Note 7 - Redeemable Convertible Preferred Stock

As of December 31, 2021, the Company had 9,973,386 shares of preferred stock, $0.01 par value per share, authorized, of which 200,000 shares are designated as Series A redeemable convertible preferred stock ("Series A Preferred Stock"), 202,122 shares are designated as Series A-1 Preferred Stock, 82,476 shares are designated as Series B Preferred Stock, 104,750 shares are designated as Series B-1 Preferred Stock, 100,000 shares are designated as Series C-1 Preferred Stock, 370,779 shares are designated as Series C-2 Preferred Stock, 452,750 shares are designated as Series C-3 Preferred Stock, 552,998 shares are designated as Series C-4 Preferred Stock, 400,000 shares are designated as Series PC Preferred Stock, and 7,507,511 are designated as Series D Preferred Stock.

As of December 31, 2021, the Company has 6,838,054 shares of Preferred Stock issued and outstanding of which 200,000 shares are designated as Series A redeemable convertible preferred stock ("Series A Preferred Stock"), 198,165 shares are designated as Series A-1 Preferred Stock, 32,476 shares are designated as Series B Preferred Stock, 2,500 shares are designated as Series B-1

Preferred Stock, 12,796 shares are designated as Series C-2 Preferred Stock, 7,000 shares are designated as Series C-4 Preferred Stock, 400,000 shares are designated as Series PC Preferred Stock, and 5,985,117 are designated as Series D Preferred Stock.

During 2007, the Company issued 300,000 shares of Series A Preferred Stock in a private placement at $1.00 per share for gross proceeds of $300,000 net of issuance costs of $37,705. The Series A Preferred Stock issuance costs are being accreted to the earliest redemption date of June 2016.

During 2008, convertible promissory notes totaling $105,050 were converted into 41,362 shares of Series A-1 Preferred Stock at $2.54 per share. In June 2008 the Company issued 531,539 shares of Series A-1 Preferred Stock in a private placement at $2.822 per share for gross proceeds of $1,500,000 net of issuance costs of $80,854. The Series A-1 Preferred Stock issuance costs are being accreted to the earliest redemption date of June 2016.

During 2009, the Company issued 207,476 shares of Series B Preferred Stock in a private placement at $2.00 per share for gross proceeds of $414,952 net of issuance costs of $48,492. In 2010, the Company issued an additional 57,500 shares of Series B Preferred Stock in a private placement at $2.00 per share for gross proceeds of $115,000 net of issuance costs of $3,596. The Series B Preferred Stock issuance costs are being accreted to the earliest redemption date of June 2016.

During 2011, the Company issued 375,000 shares of Series B-1 Preferred Stock in a private placement at $2.00 per share for gross proceeds of $750,000 net of issuance costs of $61,373. The Series B-1 Preferred Stock issuance costs are being accreted to the earliest redemption date of June 2016.

During 2012, the Company issued 459,665 shares of Series C-4 Preferred Stock in a private placement at $1.50 per share for gross proceeds of $689,183 net of issuance costs of $49,745. The Series C-4 Preferred Stock issuance costs are being accreted to the earliest redemption date of December 2018. In 2012, investors who invested additional amounts in Series C-4 Preferred Stock converted earlier preferred stock purchases to Series C Preferred Stock: 100,000 shares of Series A Preferred Stock were converted to Series C-1 Preferred Stock, 262,502 shares of Series A-1 Preferred Stock were

Note 7 - Redeemable Convertible Preferred Stock (continued)

converted to Series C-2 Preferred Stock, 132,500 shares of Series B Preferred Stock were converted to Series C-3 Preferred Stock, and 148,000 shares of Series B-1 Preferred Stock were converted to Series C-3 Preferred Stock.

During 2013, the Company issued 93,333 shares of Series C-4 Preferred Stock in a private placement at $1.50 per share for gross proceeds of $140,000 net of issuance costs of $45. The Series C-4 Preferred Stock issuance costs are being accreted to the earliest redemption date of December 2018. In 2013, investors who invested additional amounts in Series C-4 Preferred Stock converted earlier preferred stock purchases to Series C Preferred Stock: 108,277 shares of Series A-1 Preferred Stock were converted to Series C-2 Preferred Stock, 50,000 shares of Series B Preferred Stock were converted to Series C-3 Preferred Stock, and 122,250 shares of Series B-1 Preferred Stock were converted to Series C-3 Preferred Stock.

Additionally, in 2013 a vendor converted debt of $600,000 into 400,000 shares of Series PC Preferred Stock ($1.50 per share) in a private placement. The Company incurred $4,849 of stock issuance costs relating to this transaction.

During 2018, The Company issued 5,985,117 shares of Series D Participating Convertible Preferred Stock, $.01 par value per share in exchange of shares of Preferred Stock of the Company held by existing investors.

The rights, preferences, and privileges of the Series A, Series A-1, Series B, Series B-1 Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock, Series C-4 Preferred Stock, Series PC Preferred Stock, and Series D Preferred Stock (collectively, the "Preferred

Stock") and the common stock are as follows:

Each share of Preferred Stock is convertible, at the option of the holder, at any time after issuance into a number of shares of common stock, determined by dividing the original issue price by the conversion price, subject to certain antidilutive adjustments. The conversion price at December 31, 2013 for the Series A Preferred Stock is $1.00 per share, for the Series A-1 Preferred Stock is $2.4163 per share, for the Series B Preferred Stock is $1.9054 per share, for the Series B-1 Preferred Stock is $1.9054 per share, for the Series C Preferred Stock is $1.50 per share, for the Series PC Preferred Stock is $1.50 per share, and for the Series D Preferred Stock is $1.00 per share.

Each share of Preferred Stock will automatically convert into shares of common stock at the then effective conversion price upon the closing of an initial public offering, provided that the offering price per share is not less than $4.50 and the aggregate gross proceeds to the Corporation are at least $50,000,000 or upon the vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock.

The holder of each share of Preferred Stock shall have the right to one vote for each share of common

Note 7 - Redeemable Convertible Preferred Stock (continued)

stock into which the Preferred Stock can then be converted, and such holder will have full voting rights and powers equal to those of the holders of common stock and be entitled to vote on all matters.

The holders of common stock are entitled to one vote for each share held.

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, as defined in the Company's certificate of incorporation, the holders of shares of Series D Preferred Stock are entitled to receive the Series D Original Issue Price, subject to appropriate adjustment for any stock splits, stock dividends, combination, or any other similar recapitalization affecting such shares, plus any dividends declared but unpaid prior to and in preference of holders of the Series PC Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock, and common stock or any other class or series of stock ranking on liquidation junior to the Series D Preferred Stock by reason of their ownership thereof. The holders of the Series PC, C-1, C-2, C-3 and C-4 Preferred Stock shall be entitled to receive cash in the amount of $1.50, $2.00, $5.644, $4.00 and $3.00 per share, respectively, subject to appropriate adjustment for any stock splits, stock dividends, combination, or any other similar recapitalization affecting such shares, plus any dividends declared but unpaid prior to and in preference of the holders of the Series B Preferred Stock, Series A Preferred Stock, and common stock. The holders of Series B Preferred Stock are entitled to receive

Series B Original Issue Price, subject to appropriate adjustment for any stock splits, stock dividends, combination, or any other similar recapitalization affecting such shares, plus any dividends declared but unpaid prior to and in preference of the holders of the Series A Preferred Stock and common stock. The holders of Series A Preferred Stock are entitled to receive Series A Original Issue Price, subject to appropriate adjustment for any stock splits, stock dividends, combination, or any other similar recapitalization affecting such shares, plus any dividends declared but unpaid prior to and in preference of the holders of common stock. Insufficient assets to pay any class of holders in order of preference and in the full amount to which they are entitled are distributed on a pro rata basis, first to holders of Preferred Stock, then to common stock shareholders. After the payment of all preferential amounts to the holders of shares of Preferred Stock, any remaining assets available for distribution will be distributed among the holders of the Series C Preferred Stock (participating preferred stock) and common stock on a pro rata basis based on the number of shares held by each holder on an as converted to common stock basis.

At any time on or after April 20, 2023, shares of each of the Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock, Series C-4 Preferred Stock, Series PC Preferred Stock, and Series D Preferred Stock are subject to mandatory redemption by the Company in three equal annual installments beginning 60 days after receipt of a notice of redemption from the holders of at least 60% of the outstanding shares of Preferred Stock.

The redemption price is the Original Issue Price for Series A Preferred Stock, Original Issue Price for the Series A-1 Preferred Stock, Original Issue Price for the Series B Preferred Stock, Original Issue Price for the Series B-1 Preferred Stock, $1.00 for each share Series C-1 Preferred Stock, $2.822 for each share Series C-2 Preferred Stock, $2.00 for each share Series C-3 Preferred Stock, $1.50 for each

Note 7 - Redeemable Convertible Preferred Stock (continued)

share Series C-4 Preferred Stock, $1.50 for each share Series PC Preferred Stock, and $1.00 for each share of Series D Preferred Stock, as applicable, plus interest accruing at 7% per annum and all dividends declared but unpaid thereon.

Note 8 - Stockholders' Deficit

Common Stock

At December 31, 2021, the Company has authorized 9,024,489 shares of $0.01 par value common stock, with 905,420 shares issued and outstanding, of which 900,000 shares were issued to the Company's founder.

At December 31, 2021, the below table depicts shares of common stock the Company had reserved for future issuance and available to be issued:

Conversion of Series A Preferred Stock	200,000
Conversion of Series A-1 Preferred Stock	202,122
Conversion of Series B Preferred Stock	82,476
Conversion of Series B-1 Preferred Stock	104,750
Conversion of Series C-1 Preferred Stock	100,000
Conversion of Series C-2 Preferred Stock	370,779
Conversion of Series C-3 Preferred Stock	452,750
Conversion of Series C-4 Preferred Stock	552,998
Conversion of Series PC Preferred Stock	400,000
Conversion of Series D Preferred Stock	7,507,511
Total Authorized Preferred Stock	9,973,386
Total common stock reserved for future issuance	6,866,061
Common stock issued and outstanding	905,420
Common stock available to be issued	1,253,008
Total authorized common stock	9,024,489

Stock Option Plan

The Company has a stock option plan, the 2007 Employee, Director and Consultant Stock Plan (the Plan) which provides for the issuance of qualified options to certain employees and non-qualified options to directors, consultants and other service providers. Pursuant to the Plan, 616,978 shares of the Company's common stock were reserved for issuance.

The fair value of each option is estimated on the date of grant with the Black-Scholes option pricing model using the assumptions noted in the table below for the years ended through December 31, 2021.

Note 8 - Stockholders' Deficit (Continued)

The fair value is amortized as compensation expense on a straight-line basis over the date of the grant through the end of the vesting period (the requisite service period). The determination of the fair value of stock-based awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its ownership interest as it is not a

public company, and as such, volatility is estimated. The expected life of the awards is estimated based on the simplified method. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on history and the expectation of paying no dividends.

Risk-free interest rates	1.70% - 3.91%
Expected term	7 years
Expected volatility	100%
Expected annual dividends	0%

Note 9 - Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. As of December 31, 2021, two customers represented approximately 92% of billed accounts receivable of which one customer represented approximately 75% of billed accounts receivable.

Note 10 - Major Customers

During the year ended December 31, 2021, one customer accounted for approximately 71% of the Company's total sales.

Note 11 - Supplemental Disclosures of Cash Flow Information

Cash paid during the year ended December 31, 2021 for:		
Interest expense	$	20,141
Supplemental schedule of noncash investing and financing activities:		
Accretion of redeemable convertible preferred stock issuance costs	$	35,347
Accretion of interest on redeemable convertible preferred stock	$	280,177

Note 12 - Income Taxes

The Company is a C Corporation for federal and state tax reporting purposes as defined by the Internal Revenue Code. The Company applies the asset and liability method of Accounting for Income Taxes, under which, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

The Company's ability to realize the benefit of its deferred tax assets depends on the generation of

future taxable income through profitable operations. To the extent it is considered to be more likely than not

that a deferred tax asset will not be realized, a valuation allowance is provided. The current valuation allowance represents 100% of all deferred tax assets.

Note 13 - Federal Grant

On September 21, 2010, the Company received funds totaling $1,021,421 from the U.S. government as a grant for Specified Energy Property in Lieu of Tax Credits under the American Recovery and

Reinvestment Act of 2009. These funds were applied against the cost of the equipment constructed by the Company.

Under section 1603 of the American Recovery and Reinvestment Act of 2009, the United States Department of the Treasury makes payments to eligible persons who place in service specified energy property and apply for such payments. The purpose of the payment is to reimburse eligible applicants for a portion of the expense of such property. Eligible property under this program includes property used in a trade or business or held for the production of income. The Independent Brewers United plant located in South Burlington, Vermont is an open loop biomass facility that is eligible as a specified energy property.

By receiving a payment for property under section 1603, the Company has elected to forego tax credits under sections 48 and 45 of the Internal Revenue Code with respect to such property for the taxable year in which the payment is made, or any subsequent tax year.

Note 14 - Subsequent Events

Subsequent events have been evaluated between December 31, 2021 and April 1, 2022, which is the date the financial statements were available to be issued.

On November 2, 2021, Middlebury Resource Recover Center received an executed commitment letter from C2 Kappa LLC for tax-equity investment in the Middlebury project. On December 28, 2021, Middlebury Resource Recovery Center received a commitment letter from Vermont Economic Development Authority, which was later amended on February 15, 2022, to provide subordinated debt to the Middlebury project. On April 1, 2022, Middlebury Resource Recovery Center, LLC received a commitment letter from Live Oak Bank to provide senior debt to the Middlebury project. In aggregate, upon successful financial close, these three commitment letters provide the construction and permanent project financing required to build the Middlebury project.

Note 15 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, negative cashflows from operations, and has negative working capital for the years presented.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 16 – Risks and Uncertainties

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

PurposeEnergy

Digest this.


PURPOSE ENERGY™
BIOGAS

Website | Williston, VT | ENVIRONMENT

$0.00 raised

0 Investors	**$16.8M** Valuation
$2.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

PurposeEnergy is at the intersection of renewable energy, sustainable food manufacturing, and clean water. We design and build solutions that transform food and beverage manufacturing waste into renewable energy, clean water, and nutrient rich fertilizer. Our solutions are built to reduce the cost and risk of byproduct remediation for our customers and produce carbon neutral biogas that replaces fossil fuels.

Overview | Team | Terms | Updates | Comments | Follow

OVERVIEW

PurposeEnergy's Mission is to Revolutionize and Reclaim Organic Waste

Purpose. Energy.

These two words don't only make up our name, they define who we are and our approach to work. Our **Purpose** is to develop projects that generate a perpetual supply of renewable **Energy** made from industrial waste.

We believe PurposeEnergy is paving the way for food and beverage production environments of all sizes to process, utilize, and reclaim organic waste. Our solutions are built to reduce the manufacturing costs and reduce the carbon footprint of manufacturing food.

Our patented technologies, integrated with best-of-class components, allow us to provide custom wastewater and byproduct treatment solutions that are tailored for regional waste products and government regulations.

PurposeEnergy has commissioned six industrial facilities in the United States and the seventh, the first international project, is currently under construction in Taiwan. Three more projects are positioned to break ground in the United States over the next year.

Reasons to Invest

- PurposeEnergy is expanding with three new massive projects that should generate over $5M in recurring annual revenue with over $3M in recurring annual EBITDA.
- Climate crisis has resulted in regulatory shifts that prohibit organics in landfills and encourage renewable energy thereby creating an urgent market demand for food & beverage byproduct recycling.
- PurposeEnergy's renewable natural gas (RNG) supports energy independence for food and beverage manufacturing. RNG can be injected into the natural gas pipeline, used to generate renewable electricity, and used to provide renewable thermal energy.

THE PROBLEM

Growing Businesses Cannot Be Burdened by Wastewater Disposal


Eliminate production downtime due to wastewater issues
Save millions in waste disposal and energy costs
Reclaim and reuse their water

Food and beverage manufacturing is being squeezed on all sides by emerging environmental regulations.

State and federal climate initiatives are demanding the replacement of fossil fuels with sustainable green energy alternatives. This is a critical issue for the food and beverage industry who, according to the United States Energy Information Administration (US EIA), consumes more than 1/20th of US manufacturing energy. Thermal energy in particular is essential for pasteurization and refrigeration processes to keep food safe from pathogens. The transition from low-cost fossil fuels to low-carbon intensity energy sources tends to drive up the cost of food.

In parallel, organics bans are forcing food manufacturers to find alternatives for disposing of product residuals. Many state governments, including California, Connecticut, Massachusetts, Rhode Island, and Vermont, have adopted organic waste bans that prohibit large producers of organic waste from sending it to landfills.

Furthermore, wastewater permits now include limits on organic loading and nutrient concentrations. These limits constrain food manufacturing capacities and encourage manufacturers to truck byproducts offsite for disposal. These new regulations make it more costly and more difficult to produce food.

While these regulations all trend to increase the cost of food, PurposeEnergy has demonstrated the ability to mitigate all of these constraints and reduce the cost of food production.

THE SOLUTION

Welcome to the Future of Sustainable Food

This company was created to have a positive impact on the world. Our engineers and scientists invented new solutions that convert waste into renewable energy, clean water, and natural fertilizer. This applies directly to the food and beverage industry which generates waste and consumes both water and energy.

Food and beverage byproducts are categorically high in organic and nutrient content. These byproducts are far more concentrated than domestic wastewater, which poses a treatment challenge for the municipal treatment plants.

Municipal treatment plants impose surcharge fees and, for highly concentrated byproducts, trucking the waste is the only option available for disposal. Some industrial production plants have even seen discharge limits capped, hindering their ability to increase production.



On a mission to create opportunities for both food and beverage manufacturers

PurposeEnergy is on a mission to take the burden out of byproduct management and turn it into an opportunity for any food and beverage manufacturer. We believe we are helping industry convert these byproducts to renewable natural gas (RNG) and clean water, while eliminating costly surcharge fees and trucking costs.

High organic concentrations, which pose problems for municipal treatment plants, are advantageous for PurposeEnergy because organic concentration is stoichiometrically related to energy potential. Organic load is converted to renewable natural gas (RNG) that supports energy independence for food and beverage manufacturing. RNG can be injected into the natural gas pipeline, used to generate renewable electricity, and used to provide renewable thermal energy.

The nutrients in food and beverage waste are concentrated into natural fertilizers that replace imported commercial fertilizers used by farmers to grow crops.

PurposeEnergy's team has decades of experience in designing and supplying on-site industrial wastewater treatment and reuse systems. This experience allows PurposeEnergy to provide complete end-to-end treatment systems that can meet any treated water quality requirement while recovering valuable byproducts in the form of renewable energy and nutrient-rich fertilizer.

PurposeEnergy's On-Site Solutions

can provide an industrial facility several benefits


NUTRIENT RECOVERY
ORGANIC LOAD REDUCTION
WATER RECLAMATION
ENERGY RECOVERY (CREATION)

Most anaerobic digesters were developed for agricultural (manure) applications or municipal sewerage applications. PurposeEnergy, in contrast, has developed technology for industrial applications.

The biggest difference is the need for industrial digesters to produce high quality effluent.

- On a farm, all of the digestate is ultimately land applied like manure, so there is no need for high quality digestate.
- In municipal settings, digesters are used to reduce sludge volume. The reduced sludge is dried and landfilled, again reducing the need for high quality effluent.
- In industrial settings, the feedstocks to the digester have orders of magnitude higher organic load concentrations than agricultural waste or municipal waste and the effluent needs to be treated to the quality of sanitary sewer waste to be compliant with the facility's environmental permits. In most cases this requires over 99% reduction in organic load.


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For projects owned by PurposeEnergy, recurring revenue is generated by the sale of renewable energy that is produced by our facilities. We also have feedstock agreements that define the "tipping fees" waste producers pay us to mitigate their waste streams. Since the tipping fees are less than what the waste producer would otherwise pay to dispose of their waste, PurposeEnergy reduces costs for our customers.

For projects financed and owned by our customers, PurposeEnergy sells proprietary equipment and services for construction, commissioning, and operator training.

PurposeEnergy's solutions feature the patented **Tribrid-Bioreactor™** – the highest methane conversion efficiency digester on the planet. The **Tribrid-Bioreactor™** technology has been patent protected in the United States, Japan, Mexico, China, and the European Union. Our facilities are engineered foremost to be robust, with redundancy for all critical processes and real-time mobile apps for process monitoring and control. Food manufacturers experience increased production uptime, elimination of capacity constraints, avoidance of trucking and off-site disposal costs, reduced energy and water bills, and lower carbon footprints.

On Site Treatment

An on-site Tribrid-Bioreactor is one of the most cost-effective solution to treat organic waste.





- Reduce cost of trucking waste
- Reduce wastewater surcharges
- Generate renewable energy
- Eliminate capacity constraints
- Reclaim water for reuse
- Provide payback in as little 2-5 years

The **Tribrid-Bioreactor**™ has three primary configurations (**magnumDigester™, metaDigester™, and mobiDigester™**) that can be deployed to suit every scale of production.

PurposeEnergy's state-of-the-art **magnumDigester™** is the result of providing waste treatment systems that service the unique waste characteristics generated in the food and beverage industry. As an owner and operator of waste treatment systems in many industrial applications, PurposeEnergy is uniquely qualified to design and deliver the best possible solution for industrial wastewater treatment. The **magnumDigester™** is our answer for large volume wastewater applications.



magnumDigester™

The magnumDigester™ is designed to:

- Treat problematic manufacturing waste without the need for pre-treatment
- Handle shock loads, spills, and sanitizing chemicals more effectively than aerobic waste treatment systems, with minimal adjustment to alkalinity
- Remove up to 99% of the organics from wastewater
- Simplify the experience of operation and waste byproduct handling with no internal moving parts, externally serviceable process equipment, and PurposeEnergy's own RAIN™ intelligent automation software

The **metaDigester™** is ideal for emerging companies looking to respond to dynamic changes in their wastewater treatment requirements due to production growth and changes in their product offerings with an expandable and flexible multi-tank system.



metaDigester

The metaDigester™ is designed to:

- Treat problematic manufacturing waste without the need for pre-treatment
- Handle shock loads, spills, and sanitizing chemicals more effectively than aerobic waste treatment systems, with minimal adjustment to alkalinity
- Remove up to 99% of the organics from wastewater
- Simplify the experience of operation and waste byproduct handling with no internal moving parts, externally serviceable process equipment, and PurposeEnergy's own RAIN™ intelligent automation software

mobiDigester™ uses a carefully organized hydraulic flow pattern to maximize enzymatic hydrolysis and break down particulate matter, regardless of its buoyancy or solubility. By adding strategically placed baffle walls and PurposeEnergy's proprietary finishing chamber, hydraulic retention time and solids retention time are decoupled, allowing the **mobiDigester™** to deliver maximum effectiveness at a fraction of the footprint and at a fraction of the cost of other wastewater treatment systems.

The **mobiDigester™** is ideal for low volume waste producers, emergency response situations, and pilot scale demonstrations.



mobiDigester™

The mobiDigester™ is designed to:

- Uses a carefully organized hydraulic flow pattern to maximize enzymatic hydrolysis and break down particulate matter, regardless of its buoyancy or solubility
- Leverages PurposeEnergy's proprietary finishing chamber
- We have found that mobiDigester™ delivers maximum effectiveness at a fraction of the footprint and at a fraction of the cost of other wastewater treatment systems.

OUR TRACTION

Proven Solutions, Proven Track Record


29.3 inHg
55°F
03/25/10 03:00 PM
MAGIC HAT

PurposeEnergy was founded in June of 2007 when natural gas prices were at an all-time high. Our first customer was a regional craft brewery who was facing environmental compliance issues due to their rapid growth.

Today PurposeEnergy continues to generate revenue and renewable energy at this digester facility in South Burlington, VT. The facility features a 460,000 gallon **magnumDigester™ Tribrid-Bioreactor™**, which is PurposeEnergy 's patented anaerobic digester. Since commissioning, this facility has export over 8-million kilowatt-hours of renewable electricity to the grid with zero downtime and 100% compliance with permits and regulations. About half of the waste volume processed at this facility is produced by the brewery (Zero Gravity Craft Brewery). The other half is imported from regional manufacturers like WhistlePig Distillery, Ben & Jerry's Homemade, and Autumn Harp. The South Burlington facility has emerged as a regional food waste-to-energy solution that has been recognized by Entrepreneur Magazine, Power Engineering, and AlwaysOn as a Going Green Top 50 winner.

GoingGreen TOP 50 — WINNER —

POWER Engineering

100 BRILLIANT COMPANIES 2011 Entrepreneur

Other companies leading the way with PurposeEnergy:

- In 2013 the Company executed a contract to supply a **magnumDigester™ Tribrid-Bioreactor™** to Dogfish Head Brewery in Milton, DE.
- Craft Brew Alliance contracted with PurposeEnergy in 2016 to build the Kona Resource Recovery Center at a greenfield brewery in Kailua-Kona, Hawaii.
- In 2018 Fiddlehead Brewery executed an agreement for PurposeEnergy to finance and build a **metaDigester™ Tribrid-Bioreactor™** facility. Wholly owned subsidiary PurposeEnergy Finance, LLC was formed to provide capital lease structures to PurposeEnergy's customers. In a separate contract, Fiddlehead retained PurposeEnergy to operate and maintain the facility.
- Gaia Herbs executed a contract with PurposeEnergy in 2018 to furnish a **metaDigester™ Tribrid-Bioreactor™** at its Brevard, NC manufacturing facility.
- In 2018 Finestkind Brewing, maker of Smuttynose beer, executed a design-build agreement with PurposeEnergy to provide a **metaDigester™ Tribrid-Bioreactor™** system.
- In 2020 Tung Sugar, a joint venture between Tai Sugar and Tung Ho Steel, retained PurposeEnergy to engineer a merchant food-waste digester facility in Nei Pu Township, Taiwan. The successful outcome of the engineering project led to a contract in 2021 for PurposeEnergy to design and deliver a **magnumDigester™ Tribrid-Bioreactor™** for Tung Sugar. The project is currently under construction and scheduled to be the first international project commissioned by PurposeEnergy in 2022.

WHY INVEST

Let PurposeEnergy Take care of the Dirty work for You



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Within two years, PurposeEnergy plans to build and commission three new facilities that have already been fully contracted. Having completed detailed engineering and permitting, the first of these facilities is shovel ready. The other two have nearly completed permitting and detailed engineering. Combined, these projects will generate more than $5 million in revenue and more than $3 million in EBITDA.

These numbers will support an acquisition by private equity or a strategic partner. Alternatively, the company will be able to sustainably grow by developing new projects at an even faster rate.

Before these facilities commence operations, PurposeEnergy needs to have trained and skilled staff to run them. Equity capital raised through this Reg-CF financing will be used to hire and train operating staff at PurposeEnergy's existing facilities so they can smoothly transition to the new facilities upon commissioning.

- **June 2007** — PurposeEnergy, Inc. is formed
- **December 2007** — Yuengling pilot scale digester exceeds expectations
- **March 2008** — First contract signed with Magic Hat Brewing Company
- **June 2010** — US patent 7,727,395 issued
- **July 2011** — First industrial scale digester commissioned at Magic Hat
- **June 2012** — Mexican patent 296700 issued
- **June 2013** — Japanese patent 5298193 issued
- **March 2015** — Dogfish project commissioned
- **April 2015** — Chinese patent ZL 200980129214 .6 issued
- **May 2019** — EP2323954 patent issues in France, Ireland, Germany, and the United Kingdom
- **September 2019** — FinestKind Brewery project commissioned
- **September 2019** — Fiddlehead Brewery project commissioned
- **December 2019** — Gaia Herbs project commissioned
- **Spring 2022** — Ground breaking for Middlebury Resource Recovery Center project
- **Summer 2022** — Tung Sugar project commissioning in Taiwan
- **Spring 2023** — Ground breaking for SAINT project
- **Spring 2023** — Ground breaking for Enosburg Falls project

In the Press

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Meet Our Team



Eric Fitch

Chief Executive Officer

Eric Fitch founded PurposeEnergy in 2007 to produce renewable energy from industrial organic waste using a patented biological waste remediation technology. The company has successfully developed six projects in the United States and a seventh project is under construction in Asia.

Prior to PurposeEnergy, Fitch spent his entire career with early stage, venture backed startups including Active Control eXperts (acquired by Cymer NASDAQ:CYMI), SynQor, Inc., Axsun Technologies (acquired by Excelitas Technologies), BioScale (ProterixBio), and Carefx (acquired by Harris Corporation NYSE:LHX).

Fitch holds an array of domestic and international patents related to biological treatment of organic materials, smart materials, biowarfare hazard detection, and photonics. He earned two degrees from MIT where he was a Pi Tau Sigma Scholar, Teagle Foundation Scholar, Ford EIP award recipient, President of the MIT Athletic Association, and a member of the MIT Athletic Board.



John F. Keane, Jr.

Director

John Keane founded King Hill Capital in 2007 to invest in early-stage companies that develop clean energy technologies. Prior to founding King Hill Capital, John had been an executive in the software industry for nearly 20 years. Most recently, he was founder and CEO of ArcStream Solutions, a wireless systems integration firm. Prior to founding ArcStream, he held various leadership positions at Keane, Inc., supporting the company's revenue growth from $60 million to $1.1 billion. John began his career in corporate finance at J.P. Morgan.

John currently serves on the board of Purpose Energy. He previously served on the board of Cleantech America (acquired by Meridian Energy), Design2Launch (acquired by Kodak), Keane (acquired by Caritor), Lightning eMotors (now public under ticker ZEV), and as a board observer at Albeo Technologies (acquired by GE Lighting) and Greentech Media (acquired by Wood Mackenzie).

John graduated from Harvard College and Harvard Business School.



Michael C. Sununu

Director

Michael Sununu is the founder and principal of Sununu Enterprises LLC and Sununu Holdings LLC. Sununu Enterprises is a consulting company focused on infrastructure and energy clients, both domestically and overseas. Sununu Holdings is an investment vehicle which holds a controlling stake in the Waterville Valley Resort in New Hampshire, along with positions in other companies including PurposeEnergy, Inc.

Michael currently serves on the board of PurposeEnergy and also serves on the board of two publicly traded mining companies, Anglo Asian Mining Plc and Libero Copper & Gold Corporation. He previously helped found and served on the Board of Directors for Optima Bank & Trust before its acquisition by Cambridge Trust, as well as serving as a Trustee and Treasurer/Finance Chairman for the New Hampshire Historical Society.

Michael serves as Chairman of the Board of Selectmen in Newfields, NH where he resides with his wife and four children. He is a graduate of MIT and of the Kellogg School of Business Management at Northwestern University.

Offering Summary

Company	:	PurposeEnergy, Inc.
Corporate Address	:	400 Avenue D, Suite 30, Williston, VT 05495
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,069,998.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	534,999
Price per Share	:	$2.00
Pre-Money Valuation	:	$16,780,076.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**All perks occur when the offering is completed*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1

There's always been a lot of food and beverage manufacturing in the state of Vermont. But when you manufacture food, not everything that you put in a package ends up making it to the store, there's different reasons. Sometimes you have a short fill, the package isn't fully filled, or there could be some kind of a blemish, where does all this waste go? It's a small state.

Uh, maybe some of it used to go to a landfill, but as we all know, you can't put organics in landfills anymore. And so that's a sizeable chunk of food waste that we want to put to good use, somehow, but we have this challenge in front of us, of dealing with the packaging. When you went into a landfill, uh, years ago in the seventies, tremendous amount of cardboard, which obviously is a valuable resource. We're beginning to see, um, much more activity in terms of manufacturers, trying to understand how they can make, uh, their products in packaging that can be recycled. On a global scale, Ben and Jerry's is really looking to reduce our carbon footprint as much as possible and as quickly as possible, we obviously try to reduce any food waste that we have in the factory, because all of those raw materials cost the business money and it costs even more to dispose of.

And I think a lot of customers have packaging that has organic value in it. How do we extract that value? And then how do we look at the life cycle? Whether it be landfilling, uh, organics facilities waste to energy. What are the systems that we have today that can protect the environment? But then there's also this question of contamination and any waste stream is going to have some degree of contamination in it that are always mixed with plastics to some degree.

Oh, Casella team. If you give us a challenging problem. We'll figure out how to work through it. We determined that the T packaging technology can help with a lot of these streams that otherwise were ending up in the landfills are ending up at waste energy plants and trying to extract as much value from those materials as we could.

Traditionally what's happened is this material has been trucked, which is expensive. Trucking is expensive. What we're hoping to do with Casella's build a treatment plant in Vermont so we can eliminate that trucking and we can harness the organic material from depackaged food and put it into the grid.

Casella is committed to environmental sustainability. And has built a facility specifically designed to process and recycle packaged food and beverages. It's called the depackaging facility. And here's how it works. First, operators load packaged food into a large popper. Augers moved the material along into the machine.

Inside, giant hammers or paddles break open the packages. The food falls through holes in the one container. And the empty packaging drops into another container. Now, everything is separated. After separation. The food or beverage material can go to a compost site to be turned into soil for farms and gardens, or it can go to an anaerobic digester or microorganisms will turn it into methane gas for making energy.

And what about the packaging? Many types of plastic and metal, it can be simply bailed and set up for recycling. Packaging that isn't recyclable gets taken to the landfill for proper disposal. And it's only a small fraction of what would have originally gone there. So now, you know that Casella's depackaging facility separates food from its packaging.

So that the food can be turned into soil and energy. Some of the packaging can be recycled and only a small fraction needs to be thrown away. Continuing to think about things from an innovative perspective. You know, Michael's thinking to the next level without depack facility. We've worked with customers for the last, you know, six years working on this project to understand how we can use these products and how we can get the most value. Our job's not done today. But we're going to continue to innovate and that's why we're working with UVM and Ben and Jerry's and Purpose and all our different partners to say, how do we improve this process? And how do we really look at things cradle to grave?

And innovate around those aspects. Consumers have a role to play in, you know, using your dollars as a way to vote for the companies that you'd like to support. But I also think that companies absolutely have the ultimate responsibility in doing what is right. You really have to get to a tipping point where you see that you've got an issue that needs to be resolved.

I think as a nation and especially here in Vermont. I think we realized that we hit that point. I love working on this. It's very meaningful and purposeful work. I'm also a mother and, you know, having a perspective of having children and knowing that they're going to inherit what we leave behind. It makes me feel good to be working on issues like this.

The better processes that we've implemented to separate and isolate materials like this depackaging system that Casella's installing in Williston. We're better able to recycle materials and use them more than once.

It's great to join you. Even if it's only by video to celebrate Casella organics groundbreaking in Willison. This is the very beginning. Casella has always been innovative and creative, finding new ways to service customers and communities. I want to thank them for their leadership as I move into this new initiative with recycling, composting and renewable resources. From humble beginnings in Rutland, Casella understands how as Vermontans, we believe in taking care of each other and our environment. From the green mountains to Lake Champlain, our natural resources are a tremendous benefit to our state. And we're committed to protecting them.

This is why we've been a leader in conservation efforts, which includes recycling and composting. Casella has been a part of this work as well. Constantly adapting to new trends, science and technology. This new facility shows how important private partnerships are. As we continue to focus on recycling, composting and other waste reducing initiatives.

It's a reminder that we need to help our businesses innovate. Not just because it's the right thing to do. But also because we can grow into new markets and grow our economy.

So with that. I want to thank each and every one of you for your work to make this a reality. And I look forward to seeing you in person sometime very soon. Congratulations again.

Video 2

Nick and Tim spent years looking for an environmentally friendly solution.

Finally, they found it.

Eric Fitch. He prefers just Fitch, is an MIT graduate, a renewable energy engineer and a force of nature.

I'm just a regular guy who grew up in Wyoming and I ended up going to college in Boston. Chased a girl there, caught her. Somewhere in there, I had this idea that I wanted to make renewable energy.

In Dogfish Head, Fitch found a company willing to take a chance on pioneering technology. Making energy out of organic waste. Fitch knew from summers spent on the family farm that certain species of bacteria break down dead plants and belch, methane gas. Gas that can be burned to spin the wheel. And we realized that not only are we going to solve Dogfish's water problem, but our process for solving their problem as a by-product is renewable energy.

He proposed building an ambitious combination, water filter and bio-reactor. This was the most expensive option on the table, but it had the best long-term benefits.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PURPOSEENERGY, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF MAY, A.D. 2022, AT 8:51 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1847

4378663 8100
SR# 20221844168

Authentication: 203380003
Date: 05-09-22

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PURPOSEENERGY, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

PurposeEnergy, Inc., a Delaware corporation, hereby certifies as follows:

1. The name of the corporation is PurposeEnergy, Inc. (the "**Corporation**"). The date of filing of the Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was June 26, 2007.

2. The Certificate of Incorporation of the Corporation filed on June 26, 2007 and as amended and restated on December 4, 2007, June 13, 2008, October 15, 2009, June 15, 2011, January 18, 2012, December 30th, 2013, and April 20, 2018, is hereby amended and restated as set forth in the Amended and Restated Certificate of Incorporation set forth below.

3. This Amended and Restated Certificate of Incorporation amends, restates and integrates the provisions of the Certificate of Incorporation of said Corporation and has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

4. Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, all the holders of outstanding shares of the Corporation necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions is being given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

5. The text of the Certificate of Incorporation, as amended, is hereby amended and restated to read in full as follows:

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:51 AM 05/09/2022
FILED 08:51 AM 05/09/2022
SR 20221844168 - File Number 4378663

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PURPOSEENERGY, INC.

FIRST: The name of the corporation (hereinafter called the "**Corporation**") is

PURPOSEENERGY, INC.

SECOND: The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, 19808; and the name of the registered agent of the Corporation in the State of Delaware is Corporation Service Company.

THIRD: The nature of the business to be conducted and the purposes of the Corporation are:

To purchase or otherwise acquire, invest in, own, lease, mortgage, pledge, sell, assign and transfer or otherwise dispose of, trade and deal in and with real property and personal property of every kind, class and description (including, without limitation, goods, wares and merchandise of every kind, class and description), to manufacture goods, wares and merchandise of every kind, class and description, both on its own account and for others;

To make and perform agreements and contracts of every kind and description; and

Generally to engage in any lawful act or activity or carry on any business for which corporations may be organized under the Delaware General Corporation Law or any successor statute.

FOURTH:

A. <u>DESIGNATION AND NUMBER OF SHARES</u>.

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is twenty-one million five hundred forty-seven thousand eight hundred seventy-five (21,547,875) shares, which shall consist of two classes of stock as follows:

Common Stock, $0.01 par value ("**Common Stock**")	11,574,489
Preferred Stock, $0.01 par value ("**Preferred Stock**")	9,973,386

The Preferred Stock shall consist of ten series as follows:

Series A Convertible Preferred Stock, $0.01 par value ("**Series A Preferred Stock**")	200,000

Series A-1 Convertible Preferred Stock, $0.01 par value (“**Series A-1 Preferred Stock**”)	202,122
Series B Convertible Preferred Stock, $0.01 par value (“**Series B Preferred Stock**”)	82,476
Series B-1 Convertible Preferred Stock, $0.01 par value (“**Series B-1 Preferred Stock**”)	104,750
Series C-1 Participating Convertible Preferred Stock, par value $0.01 per share (the “**Series C-1 Preferred Stock**”)	100,000
Series C-2 Participating Convertible Preferred Stock, par value $0.01 per share (the “**Series C-2 Preferred Stock**”)	370,779
Series C-3 Participating Convertible Preferred Stock, par value $0.01 per share (the “**Series C-3 Preferred Stock**”)	452,750
Series C-4 Participating Convertible Preferred Stock, par value $0.01 per share (the “**Series C-4 Preferred Stock**”)	552,998
Series PC Convertible Preferred Stock, par value $0.01 per share (the “**Series PC Preferred Stock**”)	400,000
Series D Convertible Preferred Stock, par value $0.01 per share (the “**Series D Preferred Stock**”)	7,507,511

The rights, preferences, privileges and restrictions granted to and imposed upon the various classes and series of stock of the Corporation are as follows:

B. <u>COMMON STOCK</u>.

1. <u>General</u>. The voting, dividend and liquidation and other rights of the holders of the Common Stock are expressly made subject to and qualified by the rights of the holders of any series of Preferred Stock.

2. <u>Voting Rights</u>. The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

3. <u>Dividends</u>. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the Board of Directors in their sole discretion, subject to provisions of law, any provision of this Restated Certificate of Incorporation, as amended from time to time, and subject to the relative rights and preferences of any shares of Preferred Stock authorized, issued and outstanding hereunder.

4. <u>Liquidation</u>. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Common Stock will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject, however, to the prior payment or setting aside for payment of all amounts owed to creditors of the Corporation and the liquidation preference of the holders of Preferred Stock authorized, issued and outstanding.

C. PREFERRED STOCK.

The powers, preferences, rights, qualifications, limitations and restrictions of the shares of Preferred Stock are as follows:

1. Dividends and Payments.

(a) The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below), Series A-1 Original Issue Price (as defined below), Series B Original Issue Price (as defined below), Series B-1 Original Issue Price (as defined below), Series C Original Issue Price (as defined below), Series PC Original Issue Price (as defined below) and Series D Original Issue Price, as applicable; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

(b) In the event that the amount payable as a dividend shall not be sufficient to satisfy the amounts due to all holders of Preferred Stock, the amounts shall first be distributed pro rata to the holders of Series D Preferred Stock, in preference and prior to payment to holders of Series PC Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series A Preferred Stock and Series A-1 Preferred Stock until the amount due to such holders of Series D Preferred Stock has been paid in full, and, second, to the holders of Series PC Preferred Stock, in preference and prior to payment to holders of Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series A Preferred Stock and Series A-1 Preferred Stock until the amount due to such holders of Series PC Preferred Stock has been paid in full, third, to the holders of Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock (collectively, the "**Series C Preferred**") on a *pari passu* basis, in preference and prior to payment to holders of Series B Preferred Stock, Series B-1 Preferred Stock, Series A Preferred Stock and Series A-1 Preferred Stock until the amount due to such holders of Series C Preferred have been paid in full, and, thereafter, any remaining amounts shall be distributed pro rata to the holders of Series B Preferred Stock and Series B-1 Preferred Stock (collectively, the "**Combined Series B Preferred**"), on a *pari passu* basis, in preference and prior to payment to holders of Series A Preferred Stock and Series A-1 Preferred Stock, until the amount due to such holders of Combined Series B Preferred have been paid in full, and, thereafter, any remaining amounts shall be distributed pro rata to the holders of the Series A Preferred Stock and Series A-1 Preferred Stock (collectively, the "**Combined Series A Preferred**"), on a *pari passu* basis until the amount due to such holders has been paid in full.

(c) Definitions.

The "**Series A Original Issue Price**" shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

The "**Series A-1 Original Issue Price**" shall mean $2.822 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock.

The "**Series B Original Issue Price**" shall mean $2.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock.

The "**Series B-1 Original Issue Price**" shall mean $2.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B-1 Preferred Stock.

The "**Series C Original Issue Price**" shall mean $1.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each of the Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock.

The "**Series PC Original Issue Price**" shall mean $1.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series PC Preferred Stock.

The "**Series D Original Issue Price**" shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each of the Series D Preferred Stock.

2. <u>Liquidation, Dissolution, or Winding-Up</u>.

(a) Distributions to Holders of Series D Preferred Stock. In the event of any liquidation, dissolution, or winding-up of the Corporation, whether voluntary or involuntary (each such event being hereinafter referred to as a "**Liquidation Event**") or a Deemed Liquidation Event (as defined below), the holders of outstanding shares of Series D Preferred Stock will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof an amount per share (the "**Series D Preferred Liquidation Value**") equal to the sum of (A) the Series D Original Issue Price of such share (such amount to be subject to proportionate adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the Series D Preferred Stock and occurring after the date of filing of this Restated Certificate), plus (B) an amount equal to the aggregate of all dividends declared but unpaid in respect of such share of Series D Preferred Stock. The Series D Preferred Liquidation Value a shall be paid to the holders of the Series D Preferred Stock before any payment shall be made to the holders of Series PC Preferred Stock, Series C Preferred, Combined Series B Preferred, Combined Series A Preferred Stock, Common Stock or any other class or series of stock ranking on liquidation junior to the Series D Preferred Stock by reason of their ownership thereof. If upon the occurrence of a Liquidation Event or a Deemed Liquidation Event, the assets and funds to be distributed among the holders of the Series D Preferred Stock shall be insufficient to permit the payment to such holders of the full Series D Preferred Liquidation Value due to the Series D Preferred Stock, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series D Preferred Stock based on the aggregate Series D Preferred Liquidation Value to which each such holder is entitled.

(b) Distributions to Holders of Series PC Preferred Stock. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Series PC Preferred Stock will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof an amount per share (the "**Series PC Preferred Liquidation Value**") equal to the sum of (A) the Series PC Original Issue Price of such share (such amount to be subject to proportionate adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the Series PC Preferred Stock and occurring after the date of filing of this Restated Certificate), plus (B) an amount equal to the aggregate of all dividends declared but unpaid in respect of such share of Series PC Preferred Stock. The Series PC Preferred Liquidation Value shall be paid to the holders of the Series PC Preferred Stock before any payment shall be made to the holders of Series C Preferred, Combined Series B Preferred, Combined Series A Preferred, Common Stock or any other class or series of stock ranking on liquidation junior to the Series PC Preferred Stock by reason of their ownership thereof. If upon the occurrence of a Liquidation Event or a Deemed Liquidation Event, the assets and funds to be distributed among the holders of the Series PC Preferred Stock shall be insufficient to permit the payment to such holders of the full Series PC Preferred Liquidation Value due to the Series PC Preferred Stock, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Series PC Preferred Stock based on the aggregate Series PC Preferred Liquidation Value to which each such holder is entitled.

(c) Distributions to Holders of Series C Preferred. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock and Series PC Preferred Stock or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Series C Preferred Stock, on a *pari passu* basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof an amount per share of Series C Preferred (the "**Series C Preferred Liquidation Value**") equal to:

(i) with respect to the Series C-1 Preferred Stock the sum of (A) $2.00 per share (such amount to be subject to proportionate adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the Preferred Stock and occurring after the date of filing of this Restated Certificate), plus (B) an amount equal to the aggregate of all dividends declared but unpaid in respect of such share of Series C-1 Preferred;

(ii) with respect to the Series C-2 Preferred Stock the sum of (A) $5.644 per share (such amount to be subject to proportionate adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the Preferred Stock and occurring after the date of filing of this Restated Certificate), plus (B) an amount equal to the aggregate of all dividends declared but unpaid in respect of such share of Series C-2 Preferred;

(iii) with respect to the Series C-3 Preferred Stock the sum of (A) $4.00 per share (such amount to be subject to proportionate adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the Preferred Stock and occurring after the date of filing of this Restated Certificate), plus (B) an amount equal to the aggregate of all dividends declared but unpaid in respect of such share of Series C-3 Preferred; and

(iv) with respect to the Series C-4 Preferred Stock the sum of(A) $3.00 per share (such amount to be subject to proportionate adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the Preferred Stock and occurring after the date of filing of this Restated Certificate), plus (B) an amount equal to the aggregate of all dividends declared but unpaid in respect of such share of Series C-4 Preferred.

If upon the occurrence of a Liquidation Event or a Deemed Liquidation Event, the assets and funds to be distributed among the holders of the Series C Preferred shall be insufficient to permit the payment to such holders of the full Series C Preferred Liquidation Value, then the entire assets and funds of the Corporation legally available for distribution to the Series C Preferred shall be distributed ratably among the holders of the Series C Preferred based on the aggregate Series C Preferred Liquidation Value to which each such holder is entitled.

(d) Distributions to Holders of Combined Series B Preferred. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock, Series PC Preferred Stock and the Series C Preferred or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Combined Series B Preferred, on a *pari passu* basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof an amount per share of Combined Series B Preferred (the "**Series B Preferred Liquidation Value**") equal to the sum of (A) the Series B Original Issue Price or Series B-1 Original Issue Price, as applicable, of such share (such amount to be subject to proportionate adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the Series B Preferred and occurring after the date of filing of this Restated Certificate), plus (B) an amount equal to the aggregate of all dividends declared but unpaid in respect of such share of Combined Series B Preferred. Such amount shall be paid to the holders of the Combined Series B Preferred before any payment shall be made to the holders of Combined Series A Preferred, Common Stock or any other class or series of stock ranking on liquidation junior to the Combined Series B Preferred by reason of their ownership thereof.

If upon the occurrence of a Liquidation Event or a Deemed Liquidation Event, the assets and funds to be distributed among the holders of the Combined Series B Preferred shall be insufficient to permit the payment to such holders of the full Series B Preferred Liquidation Value, then the entire assets and funds of the Corporation legally available for distribution to the Combined Series B Preferred shall be distributed ratably among the holders of the Combined Series B Preferred based on the aggregate Series B Preferred Liquidation Value to which each such holder is entitled.

(e) **Distributions to Holders of Combined Series A Preferred**. In the event of any Liquidation Event or a Deemed Liquidation Event, after payment in accordance with the foregoing has been made in full to the holders of the Series D Preferred Stock, Series PC Preferred Stock, Series C Preferred Stock and Combined Series B Preferred or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of outstanding shares of Combined Series A Preferred, on a *pari passu* basis, will be entitled to be paid out of the assets of the Corporation available for distribution to stockholders by reason of their ownership thereof an amount per share of Combined Series A Preferred (the "**Series A Preferred Liquidation Value**") equal to the sum of (A) the Series A Original Issue Price or Series A-1 Original Issue Price, as applicable, of such share (such amount to be subject to proportionate adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event affecting the Combined Series A Preferred and occurring after the date of filing of this Restated Certificate), plus (B) an amount equal to the aggregate of all dividends declared but unpaid in respect of such share of Combined Series A Preferred. Such amount shall be paid to the holders of the Combined Series A Preferred before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on liquidation junior to the Combined Series A Preferred by reason of their ownership thereof.

If upon the occurrence of a Liquidation Event or a Deemed Liquidation Event, the assets and funds to be distributed among the holders of the Series A Preferred shall be insufficient to permit the payment to such holders of the full Series A Preferred Liquidation Value, then the entire assets and funds of the Corporation legally available for distribution the Series A Preferred shall be distributed ratably among the holders of the Series A Preferred based on the aggregate Series A Preferred Liquidation Value to which each such holder is entitled.

(f) Remaining Distributions. After payment in accordance with the foregoing has been made in full to the holders of the Preferred Stock or funds necessary for such payment have been set aside by the Corporation in trust for the exclusive benefit of such holders so as to be available for such payment, the holders of Series C Preferred (on an as-converted to Common Stock basis) and the holders of Common Stock (together as one class) shall be entitled to share ratably in the remaining assets of the Corporation. Notwithstanding the foregoing, if upon any liquidation, dissolution or winding up of the Corporation the holders of Preferred Stock would receive on an as-converted to Common Stock basis an amount per share in excess of the amounts to which they would otherwise be entitled pursuant to this Section 2, then the payment made to such holders in a liquidation pursuant to this Section 2 shall equal the amount such holders would receive if such holder had converted to Common Stock prior to any such distribution.

(g) Deemed Liquidations. For purposes of this Section 2, unless waived by the holders of a majority of the Preferred Stock then outstanding, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes): (i) involving the merger or consolidation of the Corporation into or with another entity (other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Corporation held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Corporation of such surviving entity outstanding immediately after such transaction or series of transactions), (ii) involving the sale, lease, exchange, license (other than a non-exclusive license made in the ordinary course of business that does not prevent the Corporation from continuing its business as conducted or as proposed to be conducted) or other conveyance of all or substantially all of the assets of the Corporation or of all or substantially all of the material intellectual property assets of the Corporation; (iii) following which holders of the Corporation's capital stock outstanding immediately prior to such transactions or series of related transactions hold 50% or less of the voting securities of the entity surviving such transaction or series of related transactions or entity controlling such surviving entity; or (iv) involving any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (each such transaction under clauses (i) through (iv), a "**Deemed Liquidation Event**").

(h) Non-Cash Distributions. In the event of a Liquidation Event or Deemed Liquidation Event resulting in the availability of assets other than cash, the holders of Preferred Stock will be entitled to a distribution of cash and, in the event there is insufficient cash available to satisfy the liquidation preferences and other distribution rights stated in this Section 2, other assets equal in value to the liquidation preference and other distribution rights stated in this Section 2. In the event that such distribution to the holders of shares of Preferred Stock will include any assets other than cash, the Board of Directors, including a majority of the Nonemployee Directors will first determine in good faith and with due care the value of such assets for such purpose, except that, any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution or winding up of the Corporation shall be valued as follows: (i) if the securities are then traded on a national securities exchange or the Nasdaq Global Market (or a similar national quotation system), then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the distribution or (ii) if the securities are actively traded over-the counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution. The method of valuation of such securities subject to investment letter or other restrictions on free marketability shall include making an appropriate discount from the market value determined as above to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

For the purposes of this subsection 2(g), "**trading day**" shall mean any day on which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or Nasdaq, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the "**regular hours**" trading period that is generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

3. Voting Rights.

(a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes. Subject to the approval rights set forth in Section 5 below, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation, voting together as a single class on an as converted to Common Stock basis, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Code.

(b) No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

(c) Preferred Stock. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and applicable law.

Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(d) Election of Directors.

(i) The Board of Directors shall consist of five (5) members. The holders of Preferred Stock shall be entitled to elect two (2) members of the Corporation's Board of Directors ("the **Preferred Stock Directors**") at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors (and to remove from office such director and to fill any vacancy caused by the resignation, death or removal of such director). The holders of Common Stock and the holders of Preferred Stock, each voting by a majority as a separate class, shall be entitled to elect two (2) members of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors (and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors) (the "**Independent Directors**," together with the Preferred Stock Directors, the "**Nonemployee Directors**"). The holders of Common Stock shall be entitled to elect one (1) member of the Corporation's Board of Directors at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors (and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors). If a vacancy on the Board of Directors is to be filled by the Board of Directors, only directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy.

(ii) At any meeting held for the purpose of electing directors, the presence in person or by proxy (A) of the holders of a majority of the shares of the Preferred Stock or Common Stock then outstanding, respectively, shall constitute a quorum for the election of directors to be elected solely by the holders of the Preferred Stock or Common Stock, respectively, (B) of holders of a majority of the voting power of all the then-outstanding shares of Preferred Stock and Common Stock shall constitute a quorum for the election of the directors to be elected jointly by the holders of the Preferred Stock and the Common Stock voting together as a single class, and (C) of holders of each of a majority of the voting power of all the then-outstanding shares of Preferred Stock and a majority of the voting power of all the then-outstanding shares Common Stock shall constitute a quorum for the election of the directors to be elected by the holders of the Preferred Stock and the Common Stock each voting as a separate class.

4. <u>Conversion</u>. The holders of Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series (as adjusted to reflect any stock split, stock dividend, or combination) by the applicable Conversion Price (as defined below), determined and adjusted as hereinafter provided, in effect at the time of conversion for such share.

(i) The initial Conversion Price of the Series A Preferred Stock is $1.00 (the "**Series A Conversion Price**"), and the rate at which shares of Series A Preferred Stock may be converted into Common Stock shall be subject to adjustment as provided in Section 4(e).

(ii) The initial Conversion Price of the Series A-1 Preferred Stock is $2.4163 (the "**Series A-1 Conversion Price**"), and the rate at which shares of Series A-1 Preferred Stock may be converted into Common Stock shall be subject to adjustment as provided in Section 4(e).

(iii) The initial Conversion Price of the Series B Preferred Stock is $1.9054 (the "**Series B Conversion Price**"), and the rate at which shares of Series B Preferred Stock may be converted into Common Stock shall be subject to adjustment as provided in Section 4(e).

(iv) The initial Conversion Price of the Series B-1 Preferred Stock is $1.9054 (the "**Series B-1 Conversion Price**"), and the rate at which shares of Series B-1 Preferred Stock may be converted into Common Stock shall be subject to adjustment as provided in Section 4(e).

(v) The initial Conversion Price of the Series C Preferred is $1.50 (the "**Series C Conversion Price**"), and the rate at which shares of Series C Preferred may be converted into Common Stock shall be subject to adjustment as provided in Section 4(e).

(vi) The initial Conversion Price of the Series PC Preferred is $1.50 (the "**Series PC Conversion Price**" and together with the Series A Conversion Price, the Series A-1 Conversion Price, the Series B Conversion Price, the Series B-1 Conversion Price and the Series C Conversion Price, the "**Conversion Price**"), and the rate at which shares of Series PC Preferred may be converted into Common Stock shall be subject to adjustment as provided in Section 4(e).

(vii) The initial Conversion Price of the Series D Preferred is $1.00 (the "**Series D Conversion Price**"), and the rate at which shares of Series D Preferred may be converted into Common Stock shall be subject to adjustment as provided in Section 4(e).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share: (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Corporation's Common Stock, provided that the offering price per share is not less than $4.50 (as adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar events), and the aggregate gross proceeds to the Corporation are at least $50,000,000; or (ii) upon the receipt of the Corporation of a written request for such conversion from the holders of at least a majority of the then outstanding shares of Preferred Stock (including at least a majority of the then outstanding shares of Series C Preferred), indicating their election to convert (each of the events referred to in (i) and (ii) are referred to herein as an "**Automatic Conversion Event**"). Unless an Automatic Conversion Event has occurred, where the Series PC Preferred Stock has been converted into shares of Common Stock, upon the receipt by the Corporation of a written request for conversion of the Series PC Preferred Stock, from the holders of at least a majority of the then outstanding shares of Series PC Preferred Stock, indicating their election to convert, each share of Series PC Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (the "**Series PC Automatic Conversion**"). Unless an Automatic Conversion Event has occurred, where the Series D Preferred Stock has been converted into shares of Common Stock, upon the receipt by the Corporation of a written request for conversion of the Series D Preferred Stock, from the holders of at least a majority of the then outstanding shares of Series D Preferred Stock, indicating their election to convert, each share of Series D Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (the "**Series D Automatic Conversion**").

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of the Preferred Stock held by each holder of Preferred Stock that are then being converted shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of the Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either; (i) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock; or (ii) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, (A) that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates and (B) unless an Automatic Conversion Event has occurred, where the Series PC Preferred Stock and the Series D Preferred Stock have been converted into shares of Common Stock, that on the date of a Series D Automatic Conversion Event or Series PC Automatic Conversion Event, the outstanding shares of Series D Preferred Stock or Series PC Preferred Stock, as applicable, shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, provided further, however, that the

Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Series D Automatic Conversion Event or Series PC Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder. Unless an Automatic Conversion Event has occurred, where the Series D Preferred Stock or Series PC Preferred Stock has been converted into shares of Common Stock, on the date of the occurrence of a Series D Automatic Conversion Event or Series PC Automatic Conversion Event, as applicable, each holder of record of shares of Series D Preferred Stock or Series PC Preferred Stock, as applicable, shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) Convertible Securities Definition. For purposes of this paragraph 4, "**Convertible Securities**" shall mean stock or other securities convertible into or exchangeable for shares of Common Stock and all warrants, options or other rights to purchase or acquire shares of Common Stock or other securities convertible into or exchangeable for shares of Common Stock.

(e) Adjustments to Conversion Price for Diluting Issues.

(i) Additional Shares Definition. For purposes of this paragraph 4(e), "**Additional Shares of Common**" shall mean all shares of Common Stock or Convertible Securities issued (or, pursuant to paragraph 4(e)(iii), deemed to be issued) by the Corporation, other than:

(1) 616,978 shares of Common Stock (or such larger number as may be approved from time to time by the Board of Directors, including a majority of the Nonemployee Directors) issued or deemed issued on or after the date of this Restated Certificate to employees, officers or directors, of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, option plans, purchase plans, agreements or other employee stock incentive programs or arrangements, in each case as approved by a majority of the Nonemployee Directors, or upon exercise of options granted to such parties pursuant to any such plan or arrangement (such number of shares to be calculated net of any repurchases of such shares by the Corporation and net of any such expired or terminated options or warrants and to be proportionally adjusted to reflect any subsequent stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event);

(2) shares of Common Stock issued upon the exercise and/or conversion of Convertible Securities outstanding as of the date of the filing of this Restated Certificate;

(3) shares of Common Stock or Convertible Securities issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraphs 4(f), 4(g) or 4(h) hereof;

(4) shares of Common Stock or Convertible Securities issued or issuable pursuant to the bona fide acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization, which acquisition is approved by the Board of Directors of the Corporation, including a majority of the Nonemployee Directors, where the Board of Directors of the Corporation, including a majority of the Nonemployee Directors, has determined that no antidilution rights shall apply;

(5) shares of Common Stock or Convertible Securities issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing, equipment lease, bank credit arrangement or commercial leasing transaction entered into for primarily non-equity financing purposes and approved by the Board of Directors of the Corporation, including a majority of the Nonemployee Directors, where the Board of Directors of the Corporation, including a majority of the Nonemployee Directors, has determined that no antidilution rights shall apply;

(6) shares of Common Stock or Convertible Securities issued or issuable in connection with sponsored research, collaboration, technology license, development, distribution, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, where the Board of Directors of the Corporation has determined that no antidilution rights shall apply;

(7) shares of Series A Preferred Stock issued pursuant to the Series A Convertible Preferred Stock Purchase Agreement by and among the Corporation and the Investors (as defined therein) dated December 4, 2007;

(8) shares of Series A-1 Preferred Stock issued pursuant to the Series A-1 Convertible Preferred Stock Purchase Agreement by and among the Corporation and the Investors (as defined therein) dated June 13, 2008;

(9) shares of Series B Preferred Stock issued pursuant to the Series B Convertible Preferred Stock Purchase Agreement by and among the Corporation and the Investors (as defined therein) dated October 15, 2009;

(10) shares of Series B-1 Preferred Stock issued pursuant to the Series B-1 Convertible Preferred Stock Purchase Agreement by and among the Corporation and the Investors (as defined therein) dated June 15, 2011;

(11) shares of Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series C-3 Preferred Stock and Series C-4 Preferred Stock issued pursuant to the Series C Participating Convertible Preferred Stock Purchase Agreement by and among the Corporation and the Investors (as defined therein) dated January 18, 2012;

(12) shares of Series D Preferred Stock issued pursuant to the Note Purchase Agreement by and among the Corporation and the Purchasers (as defined therein) dated April 20, 2018;

(13) shares of Series PC Preferred Stock issued pursuant to the automatic conversion set forth in Section 5 of that certain Convertible Promissory Note issued to PC Construction Company (f/k/a Pizzagalli Construction Company), dated December 30, 2013;

(14) shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock; and

(15) up to 2,550,000 shares of Common Stock issued to certain stockholders in compliance with Regulation Crowdfunding promulgated under the Securities Act.

(ii) No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(e)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of and immediately prior to such issuance.

(iii) Deemed Issue of Additional Shares of Common. In the event the Corporation from time to time shall issue any Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of options for Convertible Securities, the exercise of such options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(1) no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such or conversion or exchange of such Convertible Securities;

(2) if such Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Convertible Securities such as this Section 4(e) or pursuant to recapitalization, reorganization, adjustment or similar provisions of such Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4) upon the expiration of any such options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock if any, actually issued upon the exercise or the conversion or exchange of such Convertible Securities and the consideration received therefore was the consideration actually received by the Corporation for the issue of such options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange; and

(b) in the case of options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(e)(v)) upon the issue of the Convertible Securities with respect to which such options were actually exercised; and

(5) if such record date shall have been fixed and such Convertible Securities are not issued on the date fixed therefore, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(e)(iii) as of the actual date of their issuance.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(e)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then the Conversion Price of such Preferred Stock shall be reduced, concurrently with such issue (or deemed to be issued), to a price determined by multiplying the Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue (or deemed to be issued) plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued (or deemed to be issued) would purchase at the Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue (or deemed to be issued) plus the number of such Additional Shares of Common so issued (or deemed to be issued). Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amount so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(e)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities shall be deemed to be outstanding.

(v) Determination of Consideration. For purposes of this subsection 4(e), the consideration received by the Corporation for the issue (or deemed to be issued) of any Additional Shares of Common shall be computed as follows:

(1) **Cash and Property**. Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation after deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2) **Convertible Securities**. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(e)(iii) shall be determined by dividing:

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise or the conversions or exchange of such Convertible Securities, or in the case of options for Convertible Securities, the exercise of such options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise or the conversion or exchange of such Convertible Securities.

(f) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(h) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above, if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of the Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(i) **No Impairment**. The Corporation will not through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment. Notwithstanding the foregoing, nothing in this Section 4(i) shall prohibit the Corporation from amending this Restated Certificate with the requisite consent of its stockholders and the board of directors.

(j) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of a Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock to which adjustments or readjustments of Conversion Price applies a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth: (i) such adjustments and readjustments; (ii) the Conversion Prices at the time in effect; and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(k) **Waiver of Adjustment of Conversion Price**. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of the majority of the Preferred Stock. Any such waiver shall bind all future holders of shares of Preferred Stock. A copy of any such waiver shall be provided to the holders of shares of Preferred Stock upon request to the Secretary of the Corporation. Prompt notice of any such waiver by the holders of less than all the shares of Preferred Stock shall be given to those holders of shares of Preferred Stock who have not consented to such waiver.

(l) **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. **Covenants.**

(a) So long as 650,000 shares (as adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event) of the Preferred Stock shall be issued and outstanding, the Corporation shall not (whether by amendment, merger or otherwise) without first obtaining approval (by vote or written consent as provided by law) of the holders of at least a majority of the outstanding shares of Preferred Stock voting together as a single class, or, in the case of subparagraphs (iv), (vi), (vii), (x) or (xi), approval by the Board of Directors, including a majority of the Nonemployee Directors:

(i) amend any provision of the Restated Certificate or Bylaws of the Corporation;

(ii) alter or change the rights (including the rights under Section 3(d)), preferences or privileges of the Preferred Stock;

(iii) effect a Liquidation Event or Deemed Liquidation Event or otherwise merge, license or sell the assets of the Corporation or effect any other reorganization of the Corporation in which control of the Corporation is affected;

(iv) acquire (whether directly or acquisition of stock or assets, merger, consolidation or otherwise) any business, entity or any material asset or technology in each case;

(v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, or (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the original purchase price;

(vi) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $250,000, or permit any subsidiary to take any such action;

(vii) incur any indebtedness that is not already in a budget approved by the Board of Directors, other than trade credit incurred in the ordinary course of business;

(viii) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(ix) increase or decrease the authorized number of directors constituting the Board of Directors from five (5);

(x) grant, or permit any direct or indirect subsidiary to grant, an exclusive license to any material intellectual property rights or sell, assign, license, pledge or encumber any material technology or intellectual property, other than licenses in the ordinary course of business; or

(xi) guarantee, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness or obligations, except for trade accounts of a subsidiary arising in the ordinary course of business.

(b) In addition to any other vote required by law or the Restated Certificate of Incorporation, without the written consent or affirmative vote of the holders of a majority of the Series D Preferred Stock (voting together as a single class) the Company shall not, either directly or by amendment, merger, consolidation or otherwise, alter or change the rights, preferences or privileges of the Series D Preferred Stock in any manner that would adversely affect such shares.

6. Notices of Record Dates, Etc. In the event (i) the Corporation establishes a record date to determine the holders of any class or series of securities who are entitled to receive any dividend or other distribution or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or series of any other securities or property, or to receive any other right or (ii) there is to occur any Liquidation Event or Deemed Liquidation Event, the Corporation will deliver to each holder of Preferred Stock, in accordance with Section 7(a) hereof, and at least twenty (20) days prior to such record date or the proposed effective date of the transaction specified therein (or, if earlier, twenty (20) days prior to any stockholders' meeting called to approve such transaction), as the case may be, a notice specifying (a) the date of such record date for the purpose of such dividend, distribution or right and a description (including the amount and character) of such dividend, distribution or right, (b) the date on which any such transaction is expected to become effective and the material terms and conditions thereof, and (c) the time, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) will be entitled to exchange their shares of Common Stock (or other securities), for cash, securities, and/or other property deliverable upon such transaction. The Corporation shall thereafter give each holder of Preferred Stock, in accordance with Section 7(a) hereof, prompt notice of any material changes. Such transaction shall in no event take place sooner than twenty (20) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes as provided for herein, provided that such periods may be shortened upon the written consent of the holders of the Preferred Stock that are entitled to such notice rights or similar notice rights and that represent a majority of the voting power of all then outstanding shares of the Preferred Stock, voting together as a single class on an as-converted basis.

7. Redemption.

(a) Redemption.

Shares of Preferred Stock shall be redeemed by the Corporation out of funds lawfully available therefore at a price equal to the Series A Original Issue Price, the Series A-1 Original Issue Price, the Series B Original Issue Price, Series B-1 Original Issue Price, $1.00 for each share Series C-1 Preferred Stock, $2.822 for each share Series C-2 Preferred Stock, $2.00 for each share Series C-3 Preferred Stock, $1.50 for each share Series C-4 Preferred Stock, $1.50 for each share Series PC Preferred Stock and $1.00 for each share of Series D Preferred Stock, as applicable, plus interest accruing at a rate of 7% per annum commencing on the date of issuance to each holder of such shares of Preferred Stock and all dividends declared but unpaid thereon (the "**Redemption Price**"), in three annual installments commencing 60 days after receipt by the Corporation at any time on or after April 20, 2023, from the holders of at least sixty percent (60%) of the then outstanding shares of Preferred Stock (including at least a majority of the then outstanding shares of Series D Preferred), of written notice requesting redemption of all shares of such Preferred Stock (the date of each such installment being referred to as a "**Redemption Date**"). On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Preferred Stock owned by each holder, that number of outstanding shares of such Preferred Stock determined by dividing (i) the total number of shares of Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). If the assets of the Corporation shall be insufficient to permit the payment of the full Redemption Price required to be paid under this section in order to redeem all shares of Preferred Stock, then the holders of Series D Preferred Stock shall first, prior to and in preference to any payment to the Series PC Preferred Stock, Series C Preferred Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock or Series B-1 Preferred Stock (the "**Junior Preferred**"), share ratably in any such redemption in proportion to the full Redemption Price each such Series D Preferred Stock holder is otherwise entitled to receive under this Section 7(a) on account of the shares of Series D Preferred Stock then held by such Series D Preferred Stock holder; and then secondly, the holders of Series PC Preferred Stock shall share ratably in any such redemption in proportion to the full Redemption Price each such Series PC Preferred Stock holder is otherwise entitled to receive under this Section 7(a) on account of the shares of Series PC Preferred Stock then held by such Series PC Preferred Stock holder, then thirdly, the holders of Series C Preferred Stock, on a pari passu basis, shall share ratably in any such redemption in proportion to the full Redemption Price each such Series C Preferred Stock holder is otherwise entitled to receive under this Section 7(a) on account of the shares of Series C Preferred Stock then held by such Series C Preferred Stock holder, lastly, the remaining holders of Junior Preferred, on a pari passu basis, shall share ratably in any such redemption in proportion to the full Redemption Price each such remaining Junior Preferred holder is otherwise entitled to receive under this Section 7(a) on account of the shares of Junior Preferred then held by such Junior Preferred holder.

(b) **<u>Redemption Notice</u>**. Written notice of the mandatory redemption (the "**Redemption Notice**") shall be sent to each holder of record of Preferred Stock not less than 40 days prior to each Redemption Date. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(ii) the Redemption Date and the Redemption Price;

(iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4); and

(iv) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(c) Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

(d) Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

8. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

9. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding; provided, however, to the extent any waiver by the holders of Preferred Stock pursuant to this Section 9 would adversely affect the rights expressly and exclusively afforded to the holders of Series D Preferred the affirmative written consent or vote of the holders of a majority of the shares of Series D Preferred then outstanding shall be required.

10. <u>Miscellaneous.</u>

(a) Notices. All notices, requests, payments, instructions or other documents to be given hereunder will be in writing or by written telecommunication, and will be deemed to have been duly given if (i) delivered personally (effective upon delivery), (ii) mailed by certified mail, return receipt requested, postage prepaid (effective five business days after dispatch), (iii) sent by a reputable, established courier service that provides evidence of delivery and that guarantees next business day delivery (effective the next business day), or (iv) sent by facsimile followed within twenty-four (24) hours by confirmation by one of the foregoing methods (effective upon receipt of the facsimile in complete, readable form), sent to the intended recipient at the recipient's address or facsimile number as it appears on the books of the Corporation.

(b) Transfer Taxes, Etc. The Corporation will pay any and all stock transfer, documentary stamp taxes, and the like that may be payable in respect of any issuance or delivery of shares of Preferred Stock or shares of Common Stock or other securities issued in respect of shares of Preferred Stock pursuant hereto or certificates representing such shares or securities. The Corporation will not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Preferred Stock or shares of Common Stock or other securities in a name other than that in which such shares were registered, or in respect of any payment to any person other than the registered holder thereof with respect to any such shares.

(c) Transfer Agents. The Corporation may appoint, and from time to time discharge and change, a transfer agent for Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Corporation will reasonably promptly send written notice thereof to each holder of record of Preferred Stock.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: For the management of the business and for the conduct of the affairs of the Corporation, and in further definition and not in limitation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, conferred by the State of Delaware, it is further provided that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. No election of directors need be by written ballot.

B. After the original or other By Laws of the Corporation have been adopted, amended or repealed, as the case may be, in accordance with the provisions of Section 109 of the General Corporation Law of the State of Delaware, and, after the Corporation has received any payment for any of its stock, the power to adopt, amend, or repeal the By Laws of the Corporation may be exercised by the Board of Directors of the Corporation.

C. The books of the Corporation may be kept at such place within or without the State of Delaware as the By Laws of the Corporation may provide or as may be designated from time to time by the Board of Directors of the Corporation.

SEVENTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented from time to time, indemnify and advance expenses to, (i) its directors and officers, and (ii) any person who at the request of the Corporation is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor), provided, however, that except with respect to proceedings to enforce rights to indemnification, the By-Laws of the Corporation may provide that the Corporation shall indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the Board of Directors in its sole and absolute discretion. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

EIGHTH: No director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability or limitation thereof is determined. No amendment, modification or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, modification or repeal. If the General Corporation Law of the State of Delaware is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths (3/4) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

TENTH: Subject to the provisions set forth elsewhere in this Restated Certificate (including without limitation Article FOURTH Section 5 hereof), from time to time any of the provisions of this Restated Certificate of Incorporation may be amended, waived, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Restated Certificate are granted subject to the provisions of this Article.

*****

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation, which restates, integrates and amends the provisions of the Certificate of Incorporation of the Corporation to be signed this 5th day of May 2022.

PURPOSEENERGY, INC.

DocuSigned by:

78E0AD39322B44C...

Eric Fitch, President